UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2005

Masisa S.A.
(formerly known as Terranova S.A.)
(Exact name of registrant as specified in its charter)

Masisa S.A.
(formerly known as Terranova S.A.)
(Translation of Registrant's name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

On April 29, 2005 the registrant filed a report with the Superintendencia de Valores y Seguros de Chile (Chilean Superintendent of Securities and Insurance) which included information of the registrant’s financial statements and results of its operations for the three month period ended on March 31, 2005. Attached is a free translation of the financial statements and results of operations from the original document in Spanish. The financial information included in this report was prepared according to the accounting principles generally accepted in Chile and does not include reconciliation to generally accepted accounting principles in the United States.

TERRANOVA S.A.
( Free translation from the original in Spanish)

	As of March 31,
	2005	2004
CONSOLIDATED BALANCE SHEET	THUS$	THUS$

ASSETS
CURRENTS ASSETS
Cash and Banks	21,259	20,963
Time deposits	38,422	2,635
Marketable securities (net)	1,673	846
Accounts receivable (net)	111,885	100,589
Notes receivable (net)	8,866	8,594
Sundry debtors	25,590	19,492
Notes and accounts receivable from related companies	6,458	7,259
Inventories (net)	202,109	177,055
Recoverable taxes	47,254	40,519
Prepaid expenses	11,055	8,182
Deferred taxes	2,311	0
Other current assets	1,609	50,153

Total current assets	478,491	436,287

FIXED ASSETS
Land	595,729	599,829
Buildings and infrastructure	222,597	215,406
Machinery and equipment	812,478	799,823
Other fixed assets	79,186	78,737
Asset reappraisal	0	0
Goodwill from technical reappraisal of fixed asset	7,390	7,390
Less: depreciation	(344,087)	(297,906)

Total fixed assets	1,373,293	1,403,279

OTHER ASSETS
Investments in related companies	3,508	2,245
Investments in other companies	185	102
Goodwill	1,843	2,627
Negative goodwill	(44,127)	(47,536)
Long term receivable	5,389	2,392
Notes and accounts receivable from related companies	597	2,997
Deferred taxes	0	2,852
Intangible assets	121	130
Amortization (less)	(18)	(16)
Other Assets	28,500	36,408

Total other assets	(4,002)	2,201

TOTAL ASSETS	1,847,782	1,841,767

The accompanying Notes N° 1 to 29 form an integral part of these consolidated financial statements.

TERRANOVA S.A.
(Free translation from the original in Spanish)

	As of March 31,
CONSOLIDATED BALANCE SHEET	2005	2004
	THUS$	THUS$

LIABILITIES AND SHAREHOLDERS' EQUITY CURRENT LIABILITIES
Due to banks and financial institutions short/term	36,285	89,128
Short/term portion of long/term liabilities to banks and financial institutions	74,508	107,169
Short-term portion of long term Bonds	28,858	14,202
Other long/term liabilities due within one year	28	400
Dividends payable	235	261
Accounts payable	59,240	44,283
Notes payable	503	0
Sundry creditors	2,611	4,546
Notes and accounts payable to related companies	3,097	1,560
Provisions	13,785	15,199
Withholdings	11,306	8,166
Income tax	6,237	577
Unearned income	1,897	1,141
Deferred taxes	0	2,582
Other current payable	8	9

Total current liabilities	238,598	289,223

LONG-TERM LIABILITIES
Due to banks and financial institutions	171,816	201,975
Bonds Payable	281,810	289,819
Notes payable	0	0
Sundry creditors	1,641	12,370
Notes and accounts payable to related companies	0	0
Provisions	630	758
Deferred taxes	398	0
Other long term payable	16,030	0

Total long-term liabilities	477,325	504,922

Minority interest	340,279	305,979
SHAREHOLDERS' EQUITY
Paid/up capital stock	583,739	602,117
Capital revaluation reserve	0	0
Share premium account	0	0
Reserve on reappraisal of fixed asset	0	0
Other reserves	125,154	116,561
Accumulated deficit for development period (less)	0	0

Retained Earnings	82,687	22,965

Reserve future dividends	0	0
Accumulated profits	71,757	19,112
Accumulated losses (less)	0	0
Net income for the period	10,930	7,986
Interim dividends (less)	0	0
Accumulated deficit for development period	0	(4,133)

Total shareholders' equity	791,580	741,643

Total liabilities and shareholders' equity	1,847,782	1,841,767

TERRANOVA S.A.
(Free translation from the original in Spanish)

	For the three-month period
	Ended March 31,
	2005	2004
CONSOLIDATED STATEMENT OF INCOME	THUS$	THUS$

Sales	178,126	145,792
Cost of sales (less)	(126,592)	(108,847)
Gross margin	51,534	36,945
Selling and administrative expenses (less)	(23,157)	(20,003)

OPERATING RESULT	(28,377)	(16,942)

Financial Income	639	751
Income on investments in related companies	168	238
Other non operating income	1,253	1,741
Loss on investments in related companies (less)	0	0
Amortization of goodwill (less)	(198)	(205)
Financial expenses (less)	(9,556)	(10,445)
Other non/operating expenses (less)	(1,334)	(1,544)
Price/level restatement	0	0
Exchange Differences	(147)	5,530

NON /OPERATING RESULT	(9,175)	(3,934)

Result before income taxes and minority interest	19,202	13,008
Income taxes (less)	(5,456)	(2,822)
Consolidated Profit (Loss)	13,746	10,186
Minority interests	(3,647)	(2,947)
Amortization negative goodwill	831	747

NET INCOME	10,930	7,986

The accompanying Notes N° 1 to 29 form an integral part of these consolidated financial statements.

TERRANOVA S.A.

(Free translation from the original in Spanish)

	As of March 31,
CONSOLIDATED STATEMENT OF CASH FLOW	2005 THUS$	2004 THUS$

Cash flow from operating activities
Collection of accounts receivable	208,828	154,004
Interest income receivable	430	1,904
Dividends and other distributions received	0	0
Other income	9,596	10,800
Payments of suppliers and personnel (less)	(177,143)	(149,225)
Interest paid (less)	(1,738)	(4,547)
Income tax paid (less)	(1,424)	(1,904)
Other expenses paid (less)	(800)	(1,337)
V.A.T. and similar paid (less)	(3,845)	(3,486)

Net positive (negative) cash flow from operating activities	33,904	6,209

Cash flow from financing activities
Issuance of cash shares	0	0
Loans drawn	0	25,910
Bonds issued	0	0
Documented loans from related companies	0	0
Other loans from related companies	0	0
Other financing sources	0	0
Dividends paid (less)	0	0
Distribution of paid in capital (less)	0	0
Loans repaid (less)	(13,616)	(28,823)
Bonds paid (less)	0	0
Repayment of documented loans from related companies (less)	0	0
Repayment of other loan form related companies (less)	0	0
Stock issuance expense (less)	0	0
Other financing disbursements (less)	0	(12)

Net positive (negative) cash flow from financing activities	(13,616)	(2,925)

Cash flow from investment activities
Sales of fixed assets	1,093	6
Sales of permanent investments	0	0
Sales of other investments	0	0
Collection of documented loans to related companies	614	0
Collection of other loans to related companies	0	0
Other investment income	0	0
Acquisition of fixed assets (less)	(16,942)	(11,452)
Interest capitalized repaid (less)	(1,183)	(888)
Permanent investments (less)	0	0
Investments in securities (less)	0	0
Documented loans to related companies (less)	0	0
Other loans to related companies (less)	0	(132)
Other investment disbursements (less)	(850)	(16)

Net positive (negative) cash flow from investment activities	(17,268)	(12,482)

Net total positive (negative) cash flow of the period	3,020	(9,198)

Effect of inflation on cash and cash equivalents	0	0

Net change in cash and cash equivalents (less)	3,020	(9,198)

Initial balance of cash and cash equivalents	58,530	34,615

Final balance of cash and cash equivalents	61,550	25,417

The accompanying Notes N° 1 to 29 form an integral part of these consolidated financial statements.

TERRANOVA S.A.
(Free translation from the original in Spanish)

	For the three-month period
	ended March 31
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY	2005	2004
OPERATING ACTIVITIES	THUS$	THUS$

Net income (loss) for the period	10,930	7,986
Results on sales of assets:
(Profit) loss on sales of fixed assets	(487)	30
(Profit) on sales of investments	0	0
Loss on sales of investments	0	0
(Profit) loss on sales of other assets	0	0
Charges (credits) to income not affecting cash flow:
Depreciation for the period	12,601	12,133
Amortization of intangibles	92	202
Write/off and provisions	240	418
Income from investment in related companies (less)	(168)	(238)
Loss on investment in related companies	0	0
Amortization of goodwill	198	205
Amortization of negative goodwill (less)	(831)	(747)
Net price/level restatements	0	0
Net exchange difference	147	(5,530)
Other credit to income not affecting cash flow (less)	0	(1,103)
Other changes to income not affecting cash flow	6,517	10,094
Changes in assets, affecting cash flow:
Decrease (increase) in accounts receivable	(2,039)	(13,358)
Decrease (increase) in inventories	(2,085)	6,817
Decrease (increase) in other assets	(3,373)	(1,853)
Changes in liabilities, affecting cash flow:
Increase (decrease) in accounts payable related to operating income	(666)	(8,060)
Increase (decrease) in interest payable	6,895	636
Net Increase (decrease) in income taxes payable	3,005	(350)
Increase (decrease) in other accounts payable related to non/operating income	(1,108)	(884)
Net increase (decrease) value added tax and similar payable	389	(3,136)
Profit (loss) of minority interest	3,647	2,947

Net positive (negative) cash flow from operating activities	33,904	6,209

The accompanying Notes N° 1 to 29 form an integral part of these consolidated financial statements.

TERRANOVA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2004
(Free translation from the original in Spanish)

NOTE 01- COMPANY REGISTRATION

The Parent Company, TERRANOVA S.A., is a quoted stock corporation, registered under N°825 in the Official Company Register and is therefore governed by the rules of the Superintendencia de Valores y Seguros de Chile (Chilean Superintendent of Securities and Insurance) and of the Securities and Exchange Commission of the U.S.A.

The purpose of the Company is to invest capital in forestry and agricultural businesses and in industrial companies derived from them; to promote, organize, establish and have an ownership interest in companies of any nature or in partnerships engaged in the exploitation of the above businesses or companies; to provide management services and coordinate the operation of those companies of which it is a partner or shareholder to obtain the maximum productivity and profitability.

Masisa S.A. is the only direct and indirect subsidiary that publicly trades its securities in the market and is registered in the Superintendencia de Valores y Seguros (Superintendence of Securities and Insurance) under number 132.

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Accountant Period

The following financial statements correspond to the period between January 1 and March 31, 2005, and are presented compared to the same period of 2004.

b) Basis of Preparation

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Chile and the specific accounting regulations of the Superintendent of Securities and Insurance (“SVS”). If any discrepancy exists between both entity’s regulations, those of the Superintendent of Securities and Insurance will primate.

c) Basis of Presentation

The current financial statements have been issued in dollars of the United States of America, for which no updating factor have been applied to the numbers in this document.

Additionally, some reclassifications have been made in year 2004 for a better understanding of these financial statements.

d) Basis of Consolidation

These consolidated financial statements include assets, liabilities, results and cash flows at the closing of each fiscal year related to the Parent Company and its subsidiaries. The effects of transactions and unrealized results among the consolidating companies have been eliminated, and the ownership interest of minority investors is shown as Minority Interest.

The following is a list of the consolidated subsidiaries:

			Ownership as of
			03/31/2005			03/31/2004
RUT	Company	Business	Direct	Indirect	Total	Total

99,537,270-3	Inversiones Internacionales Terranova S.A.	Investments	60,0000	0,0000	60,0000	60,0000
92,257,000-0	Masisa S.A.	Investments	52,4340	0,0000	52,4340	52,4340
Foreign	Terranova Forest Products Inc		25,1200	44,9280	70,0480	70,0480
Foreign	Terranova Panama S.A.		0,0000	60,0000	60,0000	60,0000
Foreign	Terranova de Venezuela S.A. y filial		0,0000	60,0000	60,0000	60,0000
Foreign	Terranova Costa Rica S.A.		0,0000	0,0000	0,0000	60,0000
Foreign	Forestal Terranova Mexico S.A. de C.V.		0,0000	59,9940	59,9940	59,9940
Foreign	Cor.Forestal Guayamure C.A.		0,0000	51,0000	51,0000	51,0000
Foreign	Terranova Brasil Ltda.		0,0000	59,9940	59,9940	59,9940
Foreign	Terranova Colombia S.A.		0,0000	59,9940	59,9940	59,9940
Foreign	Terranova de Guatemala S.A.		0,0000	0,0000	0,0000	60,0000
Foreign	Cor.Forestal Imataca C.A. and subsidiaries		0,0000	60,0000	60,0000	60,0000
Foreign	Andinos C.A.		0,0000	60,0000	60,0000	60,0000
79,554,560-3	Inversiones Coronel Limitada		0,0000	52,4340	52,4340	52,4340
79,959,070-0	Masisa Inversiones Limitada		0,0000	52,4340	52,4340	52,4340
77,790,860-K	Masisa Partes y Piezas Limitada		0,0000	52,4340	52,4340	52,4340
81,507,700-8	Forestal Tornagaleones S.A.		0,0000	31,6980	31,6980	31,6980
79,616,940-0	Masisa Concepción Limitada		0,0000	52,4340	52,4340	52,4340
Foreign	Masisa Overseas Ltd.		0,0000	52,4340	52,4340	52,4340
Foreign	Maderas y Sinteticos del Perú S.A.C.		0,0000	52,3820	52,3820	52,3820
Foreign	Maderas y Sinteticos Mexico S.A. de C.V.		0,0000	52,4340	52,4340	52,4340
Foreign	Maderas y Sinteticos Servicios S.A. de C.V.		0,0000	52,4340	52,4340	52,4340
Foreign	Masisa do Brasil Ltda.		0,0000	52,4340	52,4340	52,4340
Foreign	Forestal Argentina S.A.		0,0000	15,8810	15,8810	15,8800
Foreign	Masisa Argentina S.A.	Wood products and by/products processing	0,0000	52,4340	52,4340	52,4340
Foreign	Masisa Ecuador S.A.		0,0000	52,4340	52,4340	52,4340
Foreign	Fibranova C.A.		0,0000	60,0000	60,0000	60,0000
Foreign	Forestal Tornagaleones Overseas Ltd		0,0000	0,0000	0,0000	31,6960
Foreign	Masnova		0,0000	56,2170	56,2170	56,2170

The effects of unrealized results form transactions with subsidiaries have been eliminated.

e) Price-level Restatement

The subsidiaries that carries their accounting figures in Chilean pesos, have adjusted their financial statements in order to recognize the effects on the variation of the price level restatement of that currency. For this effects, the current legal dispositions have been applied. These restatements have been calculated based on the variations in the official Consumer Price Index on a previous month basis, which was –0.80% in 2005 (-0.50% in 2004).

f) Foreign currency

The Company is authorized to have its accounting and present its financial statements in American dollars. The American dollar is used as common currency and thus assets and liabilities corresponding to different currencies have been expressed in American dollars at the exchange rates of the end of each period. The exchange differences are accounted in results. As of March 31 2005 and 2004 the main closing exchange rates used, expressed in US dollars, were the following:

Currency		2005	2004

Chilean pesos	Ch$	585.93	616.41
Unidad de Fomento (U.F.)	U.F.	0.03407	0.03665
Argentine Pesos	Ar$	2.9165	2.875
Real (Brazil)	$R	2.6655	2.8940
Mexican Peso	MxN	11.2290	11.1760
Nuevo Sol	Sol	3.32600	3.4590

g) Time Deposits and Marketable Securities

At the closing of these financial statements Time Deposits include the corresponding interests accrued and adjustments when applicable. Marketable securities, which correspond to Mutual Fund fees are valued at their respective redemption value on their redemption date.

h) Inventories

- In-process and finished goods Inventories are valued at their production cost, according to absorption costing.

- Forests in exploitation, at purchase value or at the forest appraisal value of plantations expected to be exploited in the following year.

- Wood pieces, pulp and rustic wood, at average production cost or purchase value, as applicable.

- Materials, spare parts, supplies and others, at average purchase cost.

- Imports in transit, at purchase cost.

The value of inventories does not exceed its estimated net realized value or restocking value, as applicable.

The Company’s policy is to establish provisions for obsolescence of materials and spares and for lower value of finished products when some of the following considerations are met:

- Replacement of old machinery or spares related to non-operating equipment.
- Occasional use of alternate materials or spares with low inventory turnover.
- Potential loss of market value of damaged finished products compared to market standards, stored for long periods.

i) Allowance for doubtful accounts

The Company’s policy is to make provisions for all accounts under judicial collection and make provisions for all valid accounts. Direct subsidiary, Masisa, provisions 1% of the balances of its local accounts receivable. Therefore, the Company’ management considers that provisions made reasonably cover risks for all accounts receivable.

j) Fixed assets

Forest Plantations

Forest plantations are valued according to the appraisal made by forestry engineers. The negative goodwill higher than the book value, including financing costs during the growth period had been credited to the forest reserve fund in the Shareholders’ Equity. Appraisal values have been established based on a formation cost for young plantations and on the estimated market value of the forests in exploitation, for adult plantations.

The felling age considered for establishing the above criteria depends on the plantations’ vegetative growth in each country.

Plantations expected to be harvested during the following year according to a production plan, are shown under Inventories in Current Assets.

Fixed assets - plantations not included

Goods related to fixed assets are shown at their purchase cost, construction or technical reappraisal value, as applicable, and include financing costs during the construction period and during main improvements. Maintenance and repair expenses are charged to results in the period in which they are made.

Spare parts of a higher relative value are depreciated during the expected life of the main product to which they are related, whereas regularly consumed spares are charge to production cost at their time of use.

Goods related to fixed assets temporarily inactive at the closing of the year have been classified under Other Fixed Assets.

Goods related to fixed assets that are inactive and available for sale have been classified under Other Assets and are shown at their estimated realized value.

k) Fixed assets depreciation

The fixed assets cost, not including plantations is depreciated using the linear method according to the estimated life of the goods and units produced.

l) Leasing assets

Assets purchased under financial leasing are valued at the current value of the contract, which is set discounting the periodical installment and the purchase option at the interest rate established in the related contract. On the other hand, the respective obligation is shown in the short and long term portion net of non/accrued interests. These assets are not legally property of the company and therefore, the Company cannot use them freely. These goods are shown under Other Fixed Assets.

m) Intangibles

The intangible assets of the Company, mainly those related to water rights, are valued at their purchase cost. The amortization period is 40 years as established in Technical Bulletin No. 55 of the Chilean Institute of Accountants.

n) Investments in related companies

Investments in related companies are valued at their proportional equity value, established based on their respective financial statements at each year end.

Foreign investments are adjusted to accounting principles generally accepted in Chile and restated to the currency used by the Company, pursuant to what is stated in Technical Bulletin No.64 of the Chilean Institute of Accountants.

Investments in indirect local subsidiaries whose accounting is recorded in Chilean pesos are controlled in said currency and expressed in United States dollars at each year end. Valuation differences from currency conversion into dollars not related to results, are adjusted to the Reserve from Conversion Differences Equity Account under Other Reserves.

According to what is established in Circular No.150 of the Superintendence of Securities and Insurance, the Company has assessed the asset value of its indirect subsidiaries in Brazil, Venezuela, Argentina and Mexico and the cash flows generated by them and concluded that no adjustments are necessary, since the recovery value of the respective assets has not been significantly affected.

o) Goodwill and negative Goodwill

It represents the difference between the purchase value of the investment in a related company and the proportional equity value of said investment at the time of purchase. These differences are amortized in the maturity dates shown in the note related to negative goodwill and goodwill.

p) Securities purchased under resale agreements

Purchase and sale back of financial instruments are recorded at their present value calculated according to the discount rate used to establish the price of each instrument at their time of purchase and are shown in Current Assets under Other Assets.

q) Obligations with the Public

Obligations with the Public correspond to the placement of bonds of the Parent Company and its subsidiary Masisa S.A in Chile., and of its indirect subsidiary Masisa Overseas Ltd abroad. These obligations are valued at their par value plus adjustment and interests accrued at each year end. The difference between the par value and the sale value is recorded as deferred assets. This asset is amortized linearly while the obligation is effective.

r) Income tax and Deferred tax

The company has recognized its tax obligations in conformity with current legislation.

Effects of deferred taxes resulting from temporary differences between the financial balance and the tax balance are recorded taking into consideration the tax rate in effect at the reverse estimated date, pursuant to what is establish in Technical Bulletin No. 60 of the Chilean Institute of Accountants. The effects of deferred taxes at the date the above Technical Bulletin was implemented (January 2000) and not previously recorded, have been deferred and amortized under results at the reverse estimated time of the item that originates the temporary difference.

The Forest Reserve is shown net of deferred taxes according to what is established in Technical Bulletin No. 69 of the Chilean Institute of Accountants.

s) Severance Payments:

Severance payments that the Company must pay to its workers, pursuant to what is established in individual or group employment contracts, are provisioned based on the present value of the benefit according to the accrued cost method, with a 6% annual interest rate and based on the number of years worked in the Company.

t) Net Sales

Net sales are recorded at the time of sale of the goods or rendering of services and correspond to the sale of products manufactured by the company or by third parties. Sale prices are defined by the conditions prevailing at destination markets and are shown net of taxes, price discounts and other factors that may directly affect them.

u) Derivative Agreements

The Company has entered into interest rates and currency swap agreements with financial institutions. These agreements were defined in terms of coverage of the expected items and are recorded pursuant to what is established in Technical Bulletin No. 57 of the Chilean Institute of Accountants.

The fair value of the above instruments has been recorded under other assets and other liabilities as applicable, payable to or receivable from the respective financial institution.

Unrealized losses from hedge agreements of expected transaction are shown under current assets in Other current assets for the short-term portion and under Others in Other assets for the long-term portion. Realized results are shown as financial expenses.

Unrealized profits corresponding to agreements related to existing items have been recorded under Other liabilities.

In those cases where it is possible to confirm that the coverage taken out is not effective, agreements have been considered as investment instruments.

v) Software

The Company uses the system SAP R/3 version 4.6 C, acquired from SAP Chile S.A. , and has determined a depreciation period of 4 years.

w) Research and development expenses

Research and development expenses are charged to the results of the year in which they are incurred. No significant disbursements have been made by the Company for this purpose.

x) Accumulated deficit during the development period

According to the instructions established in circular No. 981 of the Superintendence of Securities and Insurance, the Company acknowledged a reduction in the shareholders’ equity resulting from organization expenses and start-up of its subsidiaries which are currently in development stage.

The deficit has the same treatment as accumulated losses, therefore it is absorbed by Company profits.

y) Statement of Cash Flows

Cash equivalent relates to those short-term investments with a minimum risk of significant loss of value, made as part of the regular administration of cash surplus and which may be rapidly converted into known cash amounts, with the purpose of carrying out the above conversion over a period of less than 90 days.

Net cash provided from operating activities includes all cash flows related to the Company’s line of business, including interests paid and received, dividends received and in general, all those flows not defined as investment or financing flows. It should be noted that the operational concept used in these financial statements is broader than the one considered in the Statement of Income.

NOTE 03 - CHANGES IN ACCOUNTING PRINCIPLES

During the period ended of March 31, 2005, there have been no changes in the use of accounting principles, relevant changes in any accounting estimate or changes related to the reporting entity with regard to the previous year that may significantly affect the interpretation of these consolidated financial statements.

NOTE 04 – VALORES NEGOCIABLES

INSTRUMENTS	BOOK VALUE
	03/31/2005	03/31/2004

Mutual Fund Fees	1.673	846

Total Marketable Securities	1.673	846

NOTE 05 – ACCOUNTS RECEIVABLE SHORT AND LONG TERM

The following is a breakdown of the Accounts Receivable by country of debtor:

	2005	2004
	THUS$	THUS$

Chile	22,590	26,792
Venezuela	8,086	4,040
Brazil	18,730	20,821
Argentina	6,177	7,251
Mexico	34,188	27,286
Colombia	2,842	1,451
United States	16,393	11,156
Guatemala	0	3
Ecuador	1,734	17
Costa Rica	0	2
Peru	1,145	1,770

Total	111,885	100,589

The policy of the Company is to provision all accounts under judicial collection and establish specific provisions for all valid accounts. Direct subsidiary Masisa, provisions 1% of the balances of its local accounts receivable. Therefore, the Company’s management considers that provisions reasonably cover the risks of all accounts receivable.

	Currency

	Less than 90 days		More than 90 and less			Currency Total		Long-term
			than 1 year
	03/31/2005	03/31/2004	03/31/2005	03/31/2004	Sub-Total	03/31/2005	03/31/2004	03/31/2005	03/31/2004

Account receivable	106,785	100,695	9,557	3,554	116,342	111,885	100,589	99	515
Non-collect receivables estimate	0	0	0	0	4,457
Notes receivable	7,058	8,569	2,494	640	9,552	8,866	8,594	0	0
Non-collect receivables estimate	0	0	0	0	686
Sundry debtors	16,333	16,867	9,660	2,835	25,993	25,590	19,492	5,290	1,877
Non-collect receivables estimate	0	0	0	0	403

						Total Long Term eceivable		5,389	2,392

NOTE 06 - TRANSACTIONS WITH RELATED COMPANIES

Accounts receivable from related companies mainly correspond to funding granted to its subsidiaries for the development of their activities; they are expressed in United States dollars and in some cases they accrue an interest equivalent to an 180-day LIBOR rate plus market spread for this type of operations.

Payment conditions are subject to cash flows from the respective companies.

Commercial accounts receivable are subject to normal market conditions and terms.

RUT	Company	Short-Term		Long-Term

		03/31/2005	03/31/2004	03/31/2005	03/31/2004
Foreign	Oxinova C.A.	4,931	6,688	0	0
Foreign	Plycem Construsistemas Costa Rica	1,106	314	0	0
Foreign	Plycem Construsistemas Guatemala	198	93	0	0
96,626,060-2	Forestal Río Calle Calle S.A.	2	0	597	2,997
Foreign	Plycem Construsistemas El Salvador	22	28	0	0
Foreign	Plycem Construsistemas Honduras	170	0	0	0
Foreign	Comercializadora T&T C.A.	0	7	0	0
Foreign	Plycem Construsistemas Nicaragua	29	0	0	0
Foreign	Hondulit S.A.	0	129	0	0

TOTAL		6,458	7,259	597	2,997

a) Notes and accounts payables from related companies:

RUT	Company	Short-Term		Long-Term
		03/31/2005	03/31/2004	03/31/2005	03/31/2004

Foreign	Oxinova C.A.	3,097	1,527	0	0
Foreign	Hondulit S.A.	0	0	0	0
96,626,060-2	Forestal Río Calle Calle S.A.	0	31	0	0
Foreign	Comercializadora T&T C.A.	0	0	0	0
Foreign	Nicalit S.A.	0	2	0	0

TOTAL		3,097	1,560	0	0

b) come from relate companies and persons:

				03/31/2005		03/31/2004
					Effect on		Effect on
					Income,		Income,
					Profit (loss)		Profit (loss)
Company	RUT	Relationship	Concept	Amount		Amount
				THUS$	THUS$	THUS$	THUS$

Forestal Rio Calle Calle S.A.	96,626,060-2	Related	Interests from loans	0	0	47	47
Oxinova C.A.	Foreign	Related	Purchase of products	4,334	(4,334)	3,669	(3,669)
	Foreign	Related	Services rendered	18	18	0	0
	Foreign	Related	Rental of land	3	3	3	3
Plycem Construsistemas Honduras	Foreign	Common Comptroller	Sales of products	128	22	132	33
Plycem Construsistemas Costa Rica S.A.	Foreign	Common Comptroller	Sales of products	699	118	539	22
Plycem Construsistemas Guatemala S.A.	Foreign	Common director	Sales of products	97	16	116	45
Hondulit de Honduras	Foreign	Common director	Sales of products	0	0	134	31
Plycem Construsistemas Colombia	Foreign	Common director	Sales of products	106	18	0	0
Plycem Construsistemas El Salvador S.A.	Foreign	Common director	Sales of products	82	14	152	16

NOTE 07 – INVENTORIES

Inventories as of March 31, 2005 and 2004 include the following:

	2005	2004
Inventories	THUS$	THUS$

Forests in exploitation	40,440	39,415
Finished and in-process products	91,381	85,627
Products for resale	14,886	7,267
Raw material, materials and spares	39,109	35,889
Imports in transit	16,293	8,857

Total	202,109	177,055

As of March 31, 2005 inventories are net of obsolescence provision for THUS$4,247 (THUS$2,043 in 2004) and provisions of lower inventory value for THUS$2,162 (THUS$1,952 in 2004).

NOTE 08 – DEFERRED TAXES AND INCOME TAXES

a) Income Taxes

As of March 31, 2005 the Parent Company made no provisions for first category income taxes as a result of accumulating tax losses for a total amount of THUS$354,423 (THUS$ 333,668 as of March 2004).

As of March 31, 2005 subsidiaries, Terranova Brasil Ltda., Terranova Colombia S.A. and Masisa S.A. provisioned THUS$2,213 (THUS$1,482 as of March 31, 2004), for first category income tax and non-allowable expenses of article 21, in the case of local subsidiaries.

Due to the fact that the companies absorbed during the reorganization process conducted in 2003 (Andinos S.A., Sociedad Forestal Millalemu S.A. and Forestal Terranova S.A.) recorded non-withdrawn tax profits from previous years, it was possible to recover the proportional tax paid on the above profits, which is absorbed by the existing accumulated tax losses of the Company.

As of March 31, 2005 the amount recorded for this item is THUS$11,112 (THUS$10,792 in 2004) and is shown under Recoverable Taxes.

b) Deferred Taxes

According to what is established in Technical Bulletins Nos. 60, 68, 69 and 71 of the Chilean Institute of Accountants and in Circular No. 1.466 of the Superintendence of Securities and Insurance, the Company recorded deferred taxes from temporary differences, tax losses and other events that create differences between the accounting and tax basis of assets and liabilities, which are broken down in the table below.

Additionally, the charges or credits to income of each year from deferred taxes or income taxes are described as well.

a) Deferred Tax

Deferred Taxes were as follows:

			03/31/2005				03/31/2004
	Assets deferred taxes		Liabilities deferred taxes		Assets deferred taxes		Liabilities deferred taxes
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term

Temporary Differences
Provision for accounts receivable losses	956	431	0	0	635	10	0	0
Anticipated income	0	0	0	0	8	0	0	0
Vacation provisions	371	0	0	0	301	0	0	0
Amortization of intangibles	0	0	0	0	0	0	0	0
Leasing assets	0	5	0	0	0	87	0	0
Manufacturing expenses	0	0	1,115	2,898	0	0	1,318	3,552
Fixed assets depreciation	0	0	0	29,730	0	0	0	20,764
Severance payment	0	0	0	6	0	0	0	22
Others events	421	392	0	540	122	257	0	270
Other provisions	1,350	0	0	0	439	0	0	0
Income losses	813	116,577	0	0	1,062	36,885	0	0
Activated expenses, plantations	0	0	454	17,843	0	0	337	28,194
Obsolescence provision	306	0	0	0	451	104	0	0
Pre-paid expenses	0	0	194	379	0	0	132	556
Unrealized profits	289	153	0	178	205	166	0	0
Exchange variation - Brazil	0	0	0	0	0	0	3,718	0
Cost of activated funding	0	0	486	2,061	0	0	379	2,355
Ranco particleboard line provision	0	1,503	0	0	0	1,133	0	0
Other minor items	18	134	0	0	0	0	0	0
Deferred financial income	0	0	0	0	0	137	0	0
Provision for export expenses	0	0	0	0	12	0	0	0

Balance for Complementary assets amortization	31	1,385	67	19,170	28	120	95	24,274
Valuation provisions	0	83,743	0	0	0	4,368	0	0

Total	4,493	34,067	2,182	34,465	3,207	34,291	5,789	31,439

b) Income Taxes:

	2005	2004
Items	THUS$	THUS$

Income tax provision	(2,213)	(1,482)
Tax expenses Adjustment	0	0
Effect for deferred taxes of the period	(2,807)	78
Tax credit due to tax loss	(558)	(804)
Effect for amortization of deferred assets and liabilities complementary accounts	(98)	(383)
Effect on assets and liabilities of the changes in the valuating provisions	425	0
Others	(205)	(231)

Total	(5,456)	(2,822)

NOTE 09 – OTHER CURRENT ASSETS

Other current assets were as follows:

	2005	2004
Items	THUS$	THUS$

Derivative operations (*)	216	838
Agreements	196	973
Shares issued by the Company (**)	0	18.378
Time deposits	0	28.524
Caminos to be amortized	1.047	423
Others	150	1.017

Total	1.609	50.153

(*) Short-term unrealized losses resulting from interest rate swap agreements, which have been defined as coverage by the Company.

(**) Shares issued by the Company originated from the merger conducted in 2003 for THUS$16,828 and shares bought from the shareholders who exercised their right of withdrawal pursuant to what is established in article 59 of law 18.046, for THUS$1,550. In 2004, and according to what is established in law 18,046, since the above shares were not sold, the capital stock was reduced.

NOTE 10 - FIXED ASSETS

Goods related to fixed assets are valued as described in note 2 k) and l) and are summarized as follows:

		2005			2004

		Accumulated	Net Fixed		Accumulated	Net Fixed
	Assets value	Depreciation	Assets	Assets value	Depreciation	Assets
Fixed assets	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

Land	124,603		124,603	131,957		131,957
Plantations	471,126		471,126	467,872		467,872
Building and infrastructure	222,597	(60,507)	162,090	215,406	(55,823)	159,583
Machinery and equipment	812,478	(239,937)	572,541	799,823	(204,348)	595,475
Other fixed assets	79,186	(39,387)	39,799	78,737	(33,508)	45,229
Goodwill Technical Reappraisal:
7 Land	2,671		2,671	2,671		2,671
7 Building and infrastructure	4,719	(4,256)	463	4,719	(4,227)	492

Total	1,717,380	(344,087)	1,373,293	1,701,185	(297,906)	1,403,279

	2005	2004
Depreciation for the year	THUS$	THUS$

Effect on Income
Operation	11.410	10.702
Administrative Expenses	1.074	1.273
Non-operating	117	158

Activated
Negative Goodwill	43	74
Plantation

Total	12,644	12,207

a.1) Plantations:

In the case of plantations, the book value includes forest appraisals conducted by forestry engineers. This value is distributed among plantations under fixed assets and forests in exploitation classified as inventories.

The financing cost for the year regarding plantations, as indicated in note 2 j) amounted to THUS$1,183 as of March 31, 2005 (THUS$888 as of March 31, 2004).

a.2) Forestry Allowances:

Forestry allowances are recorded under plantations and amount to THUS$5.293 as of March 31, 2005 (THUS$6,123 as of March 31, 2004).

a.3) Temporarily inactive fixed assets:

As of March 31, 2005 and 2004, the company has temporarily inactive goods whose depreciation is shown under other non-operating expenses.

a.4) Leased fixed assets:

Direct subsidiary Masisa S.A. owns leased fixed assets which correspond to a power substation engaged to Endesa S.A. in April 1995, for a total of 120 monthly installments of US$28,396 each, at an annual rate of 10.5% .

NOTE 11 - INVESTMENTS IN RELATED COMPANIES

In order to establish the book value of investments, unrealized profits from operations with related companies have been eliminated.

In 2003, the Company included in its investments, liabilities in UF’s equivalent to 1,108,969, according to what is established in Technical Bulletin No. 64 of the Chilean Institute of Accountants, resulting in an accumulated restatement of THUS$ 6,210 (THUS$3,921 in 2004) as of March 31, 2005.

Closing of Companies:

- Terranova C & R S.A.
In 2004, Costa Rica subsidiary, Terranova C&R S.A. was closed

- Forestal Terranova Guatemala S.A.
In 2004, subsidiary Forestal Terranova Guatemala S.A. was closed

NOTE 11 - INVESTMENT IN RELATED COMPANIES

							Shareholder’s		Net income		Net income				Unrealized		Book value
					Participation %		Equity		For the period		Accrued		VPP		Result		of investment
RUT	Investments in related companies	Country	Currency	Number of shares	03/31/2005	03/31/2004	03/31/2005	03/31/2004	03/31/2005	03/31/2004	03/31/2005	03/31/2004	03/31/2005	03/31/2004	03/31/2005	03/31/2004	03/31/2005	03/31/2004

Foreign	Oxinova S.A.	Venezuela	Dollar	1,963,56	49.0000	49.0000	7,159	4,585	367	485	168	238	3,508	2,245	0	0	3,508	2,245

	Total												3,508	2,245	0	0	3,508	2,245

NOTE 12 – GOODWILL AND NEGATIVE GOODWILL

a) Goodwill

			03/31/2005		03/31/2004
			First three months	Total	First three months	Total
		Term	Amortization	Goodwill	Amortization	Goodwill
RUT	Company		THUS$	THUS$	THUS$	THUS$

Foreign	Terranova Forest Product Inc.		177	530	177	1,236
96,623,490-3	Masisa Cabrero S.A.	20 year	21	1,313	28	1,391

	Total		198	1,843	205	2,627

The purchase of 50% of Terranova Forest Product, Inc. in 1997, represented for direct subsidiary Inversiones Internacionales Terranova S.A. a goodwill that is expected to be amortized over a period of 10 years, considering returns from the business operations carried out by the above subsidiary.

The purchase of subsidiary Masisa Cabrero S.A., former-Fibranova S.A. by direct subsidiary Masisa S.A., resulted in a goodwill for the Company, expected to be amortized over a period of 20 years considering the operational returns of the above subsidiary.

b) Negative Goodwill

			03/31/2005		03/31/2004
			First three months 2004	Total	First three months 2003	Total
		Term	Amortization	Negative	Amortization	Negative
				Goodwill		Goodwill
RUT	Company		THUS$	THUS$	THUS$	THUS$

Foreign	Corporación Forestal Guayamure C.A.		31	1,967	31	2,091
92,257,000-0	Masisa S.A.		691	34,141	691	36,907
81,507,700-8	Forestal Tornagaleones S.A.	10 year	25	1,729	25	1,829
96,802,690-9	Terranova S.A.		84	6,290	0	6,709

			831	44,127	747	47,536

The purchase of 43.16% of Masisa S.A. by Forestal Terranova S.A. (company merged into Terranova S.A.) in July 2002 and 0.544 % in June 2003, resulted in a negative goodwill for the Company, expected to be amortized over a period of 15 years considering the fact that the company’s assets are mostly industrial and their average life is similar to the above period.

Negative goodwill of Corporacion Forestal Guayamure C.A. from Venezuela, by direct subsidiary Inversiones Internacionales Terranova S.A. will be amortized over a period of 20 years, considering that this is a forest plantation investment.

The integration of direct subsidiary Masisa S.A. to the capital increase on June 27, 2002 by Forestal Tornagaleones S.A., resulted in a negative goodwill that is expected to be amortized over a period of 20 years.

The acquisition of 40.00% of Terranova S.A. carried out in October, 2003 by Forestal Terranova S.A. resulted in a negative goodwill that is expected to be amortized over a period of 20 years.

NOTE 13 - OTHER LONG-TERM ASSETS

As of March 31, 2005 and 2004, respectively, the following are the balances of Other Assets:

	2005	2004
	THUS$	THUS$

Exploitation rights (1)	11,110	11,609
Goods for sale (2)	1,453	5,701
Loan commissions and taxes (3)	684	1,693
Derivative operations (4)	3,500	3,626
Cost of bond issuance and placement	6,166	2,618
Goodwill of bond placement (5)	4,195	9,405
Others	1,392	1,756

Total	28,500	36,408

(1) In May 1997, subsidiary Terranova de Venezuela S.A. pre-paid the lease of a CVG-Proforca sawmill amounting to US$10 millions to enter the forestry business in Venezuela. Since the lease of the above sawmill was critical for negotiating purchase agreements for 59,000 hectares of Caribe wood plantations and thus enter the forestry business in Venezuela, the Company’s Management classified the pre-paid lease as a forest exploitation right, since it considered it as part of the exploitation rights. The items described will be amortized based on the cubic meters (M3) obtained from the forest product that will be produced by the Terranova de Venezuela S.A.’s forest over a period of 20 years (starting from 1997), estimated in 13,168,000 M3.

Coforven S.A. exploitation rights:

In fiscal year ended December 31, 2000, Terranova de Venezuela S.A. acquired from its subsidiary Coforven S.A., exploitation rights for 236,000 M3/year of wood and a sawmill for THUS$ 3,324. Exploitation rights will be amortized based on the volume of M3 of forest products that will be produced by the forest for supplying the plants. Goodwill balance from the investment in Coforven recorded in the accounting books amounted to THUS$ 987 as of the sale date, which was included as part of the cost of exploitation rights, since Terranova de Venezuela S.A. is acquiring a significant share of Coforven S.A.’s productive assets. The asset value and exploitation rights were sold at reasonable market values and unrealized results were eliminated.

(2) Subsidiaries Terranova Brasil Ltda, Fibranova C.A. and Masisa S.A. have reclassified salable assets according to the following amounts:

- Terranova Brasil Ltda.	THUS$907
- Terranova Venezuela S.A.	THUS$146
- Masisa S.A.	THUS$400

(3) Commission expenses and pre-paid taxes for long-term loans taken out by the Company and by its subsidiary Inversiones Internacionales Terranova S.A. These expenses were paid in advance for all loans obtained and are amortized during their effective date.

(4) Fair value of interest rate and currency swap agreements, which have been defined by the Company as hedge agreements on long-term loan and bond obligations.

(5) Difference between the par value of the Bonds issued by the Parent Company and its subsidiary Masisa S.A. and the actual value obtained from the placement of the above instruments, amortized during the effective date of the debt.

NOTE 14 – BANK AND FINANCIAL INSTITUTIONS SHORT -TERM

		US Dollar		Other foreign		U.F.		ThCh$ no		Total
	Bank or financial Institution							adjustment
		2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
RUT	Bank o financial institution	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

	Short Term

97,053,000-2	Banco Security	0	2,016	0	0	0	0	0	0	0	2,016
Foreign	Banco WLB	10,198	10,188	0	0	0	0	0	0	10,198	10,188
97,005,000-0	Banco Dresdner	0	1,012	0	0	0	0	0	0	0	1,012
97,051,000-1	Banco del Desarrollo	5,469	9,960	0	0	0	0	0	0	5,469	9,960
97,080,000-K	Banco Bice	0	3,630	0	0	0	0	0	0	0	3,630
Foreign	Banco Itau	0	6,046	0	2,052	0	0	0	0	0	8,098
97,030,000-7	Bancoestado	0	7,895	0	0	0	0	0	0	0	7,895
Foreign	Banco Ganadero BBVA	0	0	0	923	0	0	0	0	0	923
97,004,000-5	Banco de Chile	0	0	0	0	0	1,584	0	0	0	1,584
97,006,000-6	Banco de Crédito e Inversiones	0	21,619	0	0	0	0	0	0	0	21,619
Foreign	Banco Mercantil	0	0	1,171	0	0	0	0	0	1,171	0
97,919,000-K	ABN Amro Bank	0	0	8,380	2,423	0	2,026	0	0	8,380	4,449
97,042,000-2	HSBC Bank USA	0	5,513	0	0	0	0	0	0	0	5,513
Foreign	Banco de Boston N.A.	0	503	0	0	0	0	0	0	0	503
Foreign	Corpbanca Venezuela	0	0	6,343	6,497	0	0	0	0	6,343	6,497
Foreign	HSBC Bank Brasil S/A	1,696	2,224	0	0	0	0	0	0	1,696	2,224
Foreign	BBVA S.A. New York	0	3,017	0	0	0	0	0	0	0	3,017
Foreign	BBVA Bank BHIF	3,028	0	0	0	0	0	0	0	3,028	0
	Others	0	0	0	0	0	0	0	0	0	0

	Total	20,391	73,623	15,894	11,895	0	3,610	0	0	36,285	89,128
	Principal owed	20,000	72,700	15,687	11,700	0	3,500	0	0	35,687	87,900
	Rate	3.88%	3.10%	17.00%	5.19%	2.90%	2.90%	0	0	0	0

		US Dollar		Other foreign		U.F.		ThCh$ no		Total
	Bank or financial Institution							adjustment
		2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
RUT	Bank o financial institution	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

	Long Term portion short term

Foreign	Westdeutsche Landesbank	3,047	3,008	0	0	0	0	0	0	3,047	3,008
Foreign	Kreditanstalt fur Wieder	13,446	9,576	0	0	0	0	0	0	13,446	9,576
97.030.000-7	Banco Estado	6,476	6,276	0	0	0	0	0	0	6,476	6,276
97.036.000-k	Banco Santander-Chile	10,957	19,684	0	0	0	0	0	0	10,957	19,684
97.004.000-5	Banco de Chile	0	0	0	0	0	0	0	0	0	0
97,006,000-6	Banco de Crédito e Inversiones	2,678	3,937	0	0	2,524	2,360	0	0	5,202	6,297
97.023.000-9	Banco Corpbanca	2,299	15,415	0	0	0	0	0	0	2,299	15,415
Foreign	Banco Rabobank Ireland PLC	0	28,544	0	0	0	0	0	0	0	28,544
Foreign	Rabobank Nederland	1,410	0	0	0	0	0	0	0	1,410	0
Foreign	Citibank N.A.	155	314	0	0	0	0	0	0	155	314
96,658,480-7	Raboinvestment Chile S.A.	3,238	1,203	0	0	0	0	0	0	3,238	1,203
Foreign	Security Bank	937	941	0	0	0	0	0	0	937	941
Foreign	Desdner Bank Lateiamerica	2,052	2,052	0	0	0	0	0	0	2,052	2,052
Foreign	Comerica Bank	4,456	4,457	0	0	0	0	0	0	4,456	4,457
Foreign	Banco de Chile New York Branch	4,509	2,326	0	0	0	0	0	0	4,509	2,326
Foreign	The Bank of Nova Scotia	7,712	133	0	0	0	0	0	0	7,712	133
97.053.000-2	Banco Security	1,234	1,836	0	0	0	0	0	0	1,234	1,836
Foreign	BankBoston.	0	433	0	72	0	0	0	0	0	505
Foreign	Banco Itau BBA	4,182	0	0	0	0	0	0	0	4,182	0
Foreign	HSBC Bank Brasil S/A	1,000	1,256	0	0	0	0	0	0	1,000	1,256
Foreign	Banco BBVA	2,196	3,346	0	0	0	0	0	0	2,196	3,346
	Others	0	0	0	0	0	0	0	0	0	0

	Total	71,984	104,737	0	72	2,524	2,360	0	0	74,508	107,169
	Principal owed	68,491	103,300	0	70	2,501	2,300	0	0	70,992	105,670
	Rate	2.90%	3.30%	0	0	0	0	0	0	0	0

2005
%

Total amount of liabilities in foreign currency:	96.9587
Total amount of liabilities in local currency:	3.0413

NOTE 15 – BANK AND FINANCIAL INSTITUTIONS LONG-TERM

							Date close actual period		Date close pass period
RUT	Bank o financial institution	Currency	More 1 year Up to 2 year THUS$	More 2 year up to 3 year THUS$	More 3 year Up to 5 year THUS$	More 5 year Up to 10 year THUS$	Total Long Term to close The financial Statements THUS$	Rate	Total Long Term to close The financial Statements THUS$

	Short Term

Foreign	Kreditanstalt fur Wieder	Dollar	13,126	7,130	14,260	3,331	37,847	Libor+1.27%	50,973
Foreign	Westdeutsche Landesbank	Dollar	2,911	2,911	4,952	0	10,774	Libor+0.45%	13,685
Foreign	BBVA Banco BHIF	Dollar	1,445	1,445	722	0	3,612	Libor+2.10%	3,249
97.030.000-7	Banco del Estado de Chile	Dollar	4,232	4,232	2,116	0	10,580	Libor+2.10%	6,250
97.023.000-9	Banco Corpbanca	Dollar	2,167	2,167	2,166	0	6,500	Libor+2.10%	8,126
96,658,480-7	Raboinvestment Chile S.A.	Dollar	4,500	5,500	0	0	10,000	Libor+1.875%	13,000
97.006.000-6	Banco de Crédito e Inversiones	Dollar	5,278	5,278	8,055	1,389	20,000	Libor +1.69%	9,375
97,006,000-6	Banco de Credito e Inversiones	U.F.	1,251	0	0	0	1,251	6.70%	3,488
Foreign	Security Bank	Dollar	467	0	0	0	467	Libor+1.500%	1,401
Foreign	Dresdner Bank Lanteiamerica	Dollar	2,000	0	0	0	2,000	Libor+1.900%	4,000
Foreign	Comerica Bank	Dollar	4,286	2,143	0	0	6,429	Libor+1.350%	10,714
Foreign	Citibank	Dollar	138	0	0	0	138	5,20%	988
Foreign	Banco de Chile New York Branch	Dollar	4,300	4,250	0	0	8,550	Libor+1.250%	12,850
Foreign	The Bank of Nova Scotia	Dollar	7,500	10,000	0	0	17,500	Libor+1.500%	25,000
Foreign	Rabobank Nederland	Dollar	2,500	2,500	5,000	1,250	11,250	Libor+spread V.	0
97.039.000-6	Banco Santander	Dollar	8,767	8,767	6,884	0	24,418	Libor+2.10%	30,501
97.053.000-2	Banco Security	Dollar	1,167	1,167	1,166	0	3,500	Libor+2.10%	4,375
Foreign	Banco Itau BBA	Dollar	2,000	0	0	0	2,000	Libor+5.0%	4,000

	Total		68,035	57,490	45,321	5,970	176,816		201,975

			2005
			%
Total amount of liabilities in foreign currency:			99.0000
Total amount of liabilities in local currency:			1.0000

The loans granted by Masisa Inversiones Limitada to the subsidiary Masisa do Brasil Limitada through Banco Itaú BBA S.A., that rise to the amount of US$104,523,218.88, as shown in “Notes” issued by Banco Itaú BBA S.A., of which are holders Masisa Inversiones Limitada and that are record, besides, , and in ¨Cédulas de Crédito Bancário - Res.2770¨ which beneficiary is Banco Itaú BBA S.A., are presented reducing the corresponding debts for the same amount that the subsidiary Masisa do Brasil Limitada maintains with Banco Itaú BBA S.A., in consideration that the documents in which this operations are established allowed to settle them with only the notification to the bank with the anticipation established in the respective documents.

Additionally and as consequence of the previous, the interests generated by the “Notes” and “Cédulas de Crédito Bancário – Res.2770” are presented net in the statement of income.

NOTE 16 – OBLIGACIONES CON EL PUBLICO CORTO Y LARGO PLAZO (PAGARES Y BONOS)

Bond obligations placed in Chile and abroad:

Terranova S.A.
--------------
a) Bonds issued by the Company under Registration No. 336.

Characteristics:

Series A Bonds: issued in UFs expiring at a rate of U.F.500,000 bi-annually; payment dates are December 15 and June 15 each year, starting from year 2005, ending in year 2009 and bi-annual interests in December and June starting from 2003.

- This bond is partially covered against dollar exchange exposure with regard to the UF, by the taking out of Swaps in Scotiabank Sud Americano and Morgan Stanley Capital Services Inc.; it has been valued according to what is established in paragraph 11 of Technical Bulletin No.57 of the Chilean Institute of Accountants, as shown below:

2005
THUS$
Series A Bonds (capital plus interests)	119,104
Restatement according to BT-57 p. 11	(697)

Total	118,407

Series B Bonds: issued in UFs expiring at a rate of U.F.33,333 bi-annually; payment dates are December 15 and June 15 each year starting in year 2009 and ending in year 2024 and the respective bi-annual interests in December and June starting from year 2003.

Series C Bonds: issued in US$ expiring on June 15, 2008 for THUS$ 30,000; bi-annual interests in December and June starting from year 2003.

Subsidiary Masisa S.A.

Characteristics:

1) Bonds 355 y 356: Corresponds to the placement of local bonds, issued by Masisa S.A.

Series A Bond: Corresponds to a maximum of 6,000 titles of UF500 each with a maturity term of 7 years, with a two year grace period for the amortization of principal. Accrues interest of 5% annually, compounded, calculated over the base of equal semesters of 180 days beginning December 15, 2003 and which payments will be made June 15 and December 15 of each year. The repayment of principal will be amortized over 10 equal and successive payments beginning June 15, 2006.

This bond is partially covered against dollar exchange exposure with regard to the UF, by the taking out of Swaps in Scotiabank Sud Americano y Morgan Stanley Capital Services Inc. (as stated in note 23, and has been valued accordingly, pursuant to what is stated in paragraph 11 of Technical Bulletin No. 57 of the Chilean Institute of Accountants, as shown below:

2005
Series A:	THUS$
Capital	73,382
Restatement according to BT-57 p. 11	(541)

Total	72,841

Series B Bond: Corresponds to a maximum of 6.000 titles of UF500 each with a maturity term of 21 years, with a seven year grace period for the amortization of principal. Accrues interest of 6.25% annually, compounded, calculated over the base of equal semesters of 180 days beginning December 15, 2003 and which payments will be made June 15 and December 15 of each year. The repayment of principal will be amortized over 28 equal and successive payments beginning June 15, 2011.

The maximum aggregate amount placed for the sum of the first issuance of the Series A bond, with charge to the bond line, and the Series B bond, for a fixed amount, will be of UF 4,000,000.

2) Private Placement: Corresponds to a private placement bonds issued by the subsidiary Masisa Overseas Ltd., and acquired by some of the main Insurance Companies of the United States of America.

Maturities:

Series B bonds: Capital expires at a rate of US$9 million, starting on May 15, 2004 and finishing May 15, 2008, and interest are paid every six months in May and November of each year.

Identification Number	Series	Nominal amount	Currency	Interest	Last maturity	Periodicity		Value		Place of the transaction
		outstanding				Interest Payment	Capital Payment	03/31/2004	03/31/2005	Chile or Foreign

Short term Portion of Long Term Bond
336	A	500	U.F.	5.00%	15-06-2009	6 Months	2005	16,397	1.573	Local
336	B	0	U.F.	6.00%	15-06-2024	6 Months	2009	506	470	Local
336	C	0	Dollar	5.00%	15-06-2008	6 Months	2008	432	432	Local
Private Placement	B	9,000	Dollar	8.06%	15-08-2008	6 Months	Annual	10,096	10.400	Foreign
356	A	0	U.F.	5.00%	15-12-2010	6 Months	6 Months	1,057	983	Local
355	B	0	U.F.	6.25%	15-12-2004	6 Months	6 Months	370	344	Local

Total Short Term Portion								28,858	14,202

Long Term Bond
336	A	3,500	U.F.	5.00%	15-06-2009	6 Months	2009	102,010	109.154	Local
336	B	1,000	U.F.	6.00%	15-06-2024	6 Months	2024	29,353	27.288	Local
336	C	30,000	Dollar	5.00%	15-06-2008	6 Months	2008	30,000	30.000	Local
Private Placement	B	27,000	Dollar	8.06%	15-05-2008	6 Months	Annual	27,000	36,000	Foreign
356	A	2,500	U.F.	5.00%	15-12-2010	6 Months	6 Months	72,841	68.221	Local
355	B	702	U.F.	6.25%	15-12-2004	6 Months	6 Months	20,606	19.156	Local

Total Long Term Portion								281,810	289,819

NOTE 17- PROVISIONS AND WRITE-OFFS

The following are the provisions as of March 31, 2005 and 2004:

Deducted from the respective Assets accounts	2005	2004
	THUS$	THUS$

Provision for doubtful accounts	5,546	4,485
Inventories goodwill	2,162	1,952
Obsolescence of inventories	4,247	2,043
Fixed assets (*)	17,959	0

Total	29,914	8,480

Short-Term Liabilities	2005	2004
	THUS$	THUS$

Related to the Personnel:
Vacations	2,817	2,467
Gratification	485	450
Participation	900	0
Others	564	117
Other Provisions
Counseling and services	2,800	3,724
Business expenses	895	1,897
Import expenses	34	2,008
Contingent liabilities	80	550
Major repairs and plant shutdowns	511	1,115
Commissions	1,398	665
Other services	1,852	0
Others	1,449	2,206

Total	13,785	15,199

Long-Term Liabilities	2005	2004
	THUS$	THUS$

Severance payment to personnel	15	194
Judicial deposit and others	615	564

Total	630	758

(*) These are provisions for inactive goods and goods to be sold, mainly from the Parent Company, which amount to THUS$1,847, its subsidiary Masisa S.A., for THUS$9,823 and its indirect subsidiary Terranova Brazil Ltd. for $4,055.

NOTE 18– SEVERANCE PAYMENT

Severance payments are as follows:

	2005	2004
	THUS$	THUS$

Balances as of January 1	13	163
Provision for the year	2	144
Payments for the year	0	(113)

Balances as of December 31	15	194

Charges to income for the year amounted to THUS$2 (THUS$144 in 2004).

NOTE 19– MINORITY INTEREST

The breakdown of the minority interest recorded by the Company, both in liabilities and net income is as follows:

	Included in the liabilities		Included in the net income for the
	2005	2004	2005	2004

Inversiones Internacionales Terranova S.A.	273	861	23,365	20,673
Guayamure C.A.	12	6	1,941	1,897
Forestal Tornagaleones	(178)	125	43,331	37,600
Forestal Argentina S.A.	(253)	(1)	31,355	27,620
Masisa S.A.	(3,501)	(3,938)	240,286	218,188
Maderas y Sintéticos de Perú S.A.C	0	0	1	1

Total	(3,647)	(2,947)	340,279	305,979

NOTE 20 - SHAREHOLDERS' EQUITY

a) The movement on capital and reserve accounts during 2005 and 2004 were as follows:

	2005

						Accumulated
		Reserve for Capital	Other	Reserve for future	Accumulated	deficit during development	Current
	Paid-in	Revaluation	Reserves	dividends	profit	period	Earning
	capital
	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

Balance as of December 31	583,739	0	122,643	0	14,979	0	56,778
Allocation of income	0	0	0	0	56,778	0	(56,778)
Definitive dividend of the previous exercise	0	0	0	0	0	0	0
Capital Increase with shares issue	0	0	0	0	0	0	0
Deficit during subsidiary development period	0	0	0	0	0	0	0
Reserve for foreign currency translation	0	0	532	0	0	0	0
adjustments
Forestry reserves Increase	0	0	1,979	0	0	0	0
Price-level restatement of equity	0	0	0	0	0	0	0
Net income for the period	0	0	0	0	0	0	10,930

Balance	583,739	0	125,154	0	71,757	0	10,930

	0	0	0	0	0	0	0

	2004

						Accumulated
	Paid-in	Reserve for Capital	Other	Reserve for future	Accumulated	deficit during development	Current
	capital	Revaluation	Reserves	dividends	profit	period	Earning
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Balance as of December 31	602,117	0	113,551	0	39,122	(4,133)	(20,010)
Allocation of income	0	0	0	0	(20,010)	0	20,010
Definitive dividend of the previous exercise	0	0	0	0	0	0	0
Capital Increase with shares issue	0	0	0	0	0	0	0
Deficit during subsidiary development period	0	0	0	0	0	0	0
Reserve for foreign currency translation	0	0	598	0	0	0	0
adjustments
Forestry reserves Increase	0	0	2,412	0	0	0	0
Price-level restatement of equity	0	0	0	0	0	0	0
Net income for the period	0	0	0	0	0	0	7,986

Balance	602,117	0	116,561	0	19,112	(4,133)	7,986

Restated balance	602,117	0	116,561	0	19,112	(4,133)	7,986

b) Numbers of shares

Series	Numbers shares subscribed	Numbers paid shares	Numbers shares with voting rights

Unique	3,918,427,856	3,918,427,856	3,918,427,856

c) Capital (amount THUS$)

Series	Subscribed Capital	Paid Capital

Unique	583,739	583,739

SHAREHOLDERS' EQUITY

a) Paid-in Capital

The subscribed and paid-in capital as of March 31, 2005 amounts to THUS$583,739, which is equivalent to 3,918,427,856 shares with no par value.

In September 30, 2003, in an Extraordinary Shareholders’ Meeting, the splitting of Terranova Internacional S.A. into two companies was approved. Consequently, Inversiones Internacionales Terranova S.A. was established with a net equity amounting to THUS$86,589, and Terranova Internacional S.A. with a net equity of THUS$16,828. Additionally, the change of company name of the above company to Terranova S.A. was also approved in that meeting.

In the Extraordinary Shareholder’s Meeting, held on October 31, 2003, the merger by the integration of the parent Company Forestal Terranova S.A., an open stock company with a shareholding ownership of 99.99% in Terranova S.A. was agreed. As a result of this merger, Terranova S.A. is the legal successor of Forestal Terranova S.A. in as far as all its rights and obligations refers, valid as from June 1, 2003, date in which the net equity of the absorbed company was included in Terranova S.A., resulting in a net equity of THUS$602,117.

As a result of the above merger and due to the fact that some shareholders exercised their right of withdrawal, the Company’s issued shares amounted to THUS$18,378 equivalent to 101,409,448 shares.

On October 31, 2004 it was unanimously agreed to reduce the company’s capital stock by THUS$16,828 equivalent to 87,871,054 shares.

On December 26, 2004 it was unanimously agreed to reduce the company’s capital stock by THUS$1,550 equivalent to 13,538,394 shares.

b) Accumulated deficit of subsidiaries during the development period

This item corresponds to the ownership interest that direct subsidiary Inversiones Internacionales Terranova S.A. has recorded from its subsidiary Fibranova C.A., which, as of March 31, 2003 was in development stage.

c) Distribution of Profits

At the Annual General Meeting, the Terranova S.A.’s dividend policy was defined, stating that a sum of not less than 30% and not higher that 50% of the consolidated net profits from each annual balance sheet, will be annually distributed to the shareholders, with no payment of interim dividends.

For the years ended March 31, 2005 and 2004, no dividends have been distributed.

d) Other Reserves are as follows:

Forest Reserve:

The forest reserve amounts to THUS$132,135, and corresponds to the difference between the appraisal value established by the Company’s forestry engineers and its respective historical cost, which includes the actual financing cost. The forest reserve is recorded net of deferred taxes, according to what is established in Technical Bulletins Nos. 60 and 69 of the Chilean Institute of Accountants.

Other Reserves:

Other reserves result from converting into United States dollars, the net equity of some subsidiaries and related companies that have kept or still keep their accounting records in Chilean pesos for a negative amount of THUS$7,081 (THUS$6,411 in 2004), and from another Legal Reserve in foreign subsidiaries for THUS$100 (THUS$100 in 2004).

NOTE 21 – OTHER NON OPERATING INCOME AND EXPENSES

Other income and non-operating income as of March 31, 2005 and 2004 is as follows:

Other non-operating income	2005	2004
	THUS$	THUS$

Gain on sale of property, plant and equipment	681	320
Lease of plants, offices and others	74	151
Insurance	274	1,097

Others	224	173
Total	1,253	1,741

Other non-operating expenses:

	2005	2004
	THUS$	THUS

Provision for non-operating accounts payable	0	300
Loss on sale of goods and services	286	130
Leased goods	13	53
Depreciation	117	158
Claim Costs	263	26
Licenses, taxes and commissions	165	0
Donations	26	0
Other Services	175	0
Amortizations	0	37
Asset write-offs	0	179
Others	289	661

Total	1,334	1,544

NOTE 22 – EXCHANGE DIFFERENCES - FOREIGN CURRENCY

The breakdown of all foreign currency accounts is as follows:

		Amount

Account	Currency	03/31/2005	03/31/2004

ASSETS(DEBIT)/CREDIT
Cash	Chilean Pesos	(153)	177
Cash	Dollar	(33)	(29)
Cash	Bolivar	(133)	(269)
Cash	Real	73	(8)
Cash	Mexican Pesos	9	(235)
Cash	Argentine pesos	(73)	(24)
Cash	Others money	(200)	(29)
Marketable securities	Bolivar	(44)	(187)
Marketable securities	Chilean Pesos	(56)	0
Accounts receivable	Chilean Pesos	(1,019)	104
Accounts receivable	Dollar	0	(7)
Accounts receivable	Bolivar	(11)	(470)
Accounts receivable	Mexican Pesos	(84)	39
Accounts receivable	Argentine pesos	83	(19)
Accounts receivable	Real	(271)	0
Accounts receivable	U.F.	(27)	0
Accounts receivable	Others money	236	40
Notes receivable	Chilean Pesos	(56)	82
Notes receivable	Bolivar	(618)	(232)
Notes receivable	Mexican Pesos	0	(137)
Notes receivable	Dollar	(54)	0
Sundry debtors	Chilean Pesos	(62)	161
Sundry debtors	Bolivar	(325)	(61)
Sundry debtors	Real	(7)	28
Sundry debtors	Mexican pesos	12	32
Sundry debtors	Other currencies	5	0
Notes and accounts receivable from related companies	Chilean Pesos	(24)	84
Notes and accounts receivable from related companies	Dollar	(8)	(141)
Notes and accounts receivable from related companies	Bolivar	(2)	(957)
Notes and accounts receivable from related companies	Mexican pesos	0	84
Notes and accounts receivable from related companies	Other currencies	0	(1)
Notes and accounts receivable from related companies	Real	2	0
Recoverable taxes	Chilean pesos	(951)	(146)
Recoverable taxes	Bolivar	(1,696)	(2,393)
Recoverable taxes	Real	(68)	43
Recoverable taxes	Mexican pesos	(272)	1
Recoverable taxes	Argentine pesos	223	0
Prepaid expenses	Chilean pesos	(51)	(21)
Prepaid expenses	Bolivar	1	(6)
Prepaid expenses	Real	31	72
Others currents assets	Chilean pesos	(125)	2
Others currents assets	Real	(112)	363
Others currents assets	U.F.	(533)	0
Others currents assets	Mexican pesos	1	1,105
Others currents assets	Argentine pesos	34	114
Others currents assets	Others money	0	(49)
Long-term receivables	Chilean pesos	(9)	(44)
Long-term receivables	Real	(1)	252
Others	Chilean pesos	0	(1,011)
Others	U.F.	0	(459)
Others	Bolivar	(12)	0

Others	Real	(2)	(112)
Others	Mexican pesos	0	4
Others	Argentine pesos	0	164
Others	Others money	0	(50)
Total (debit) / credit		(6,382)	(4,146)

LIABILITIES (DEBIT)/CREDIT
Short-term financial liabilities	Chilean pesos	(123)	103
Short-term financial liabilities	U.F.	(339)	46
Short-term financial liabilities	Dollar	0	(54)
Short-term financial liabilities	Bolivar	1,915	850
Short-term financial liabilities	Real	0	(351)
Short-term financial liabilities	Argentine pesos	0	(5)
Short-term financial liabilities	Mexican pesos	50	0
Short-term financial liabilities	Others money	(50)	0
Long-term financial liabilities	U.F.	68	0
Obligations with the public	U.F.	2,784	9
Dividends payable	Chilean pesos	0	2
Accounts payable	Chilean pesos	129	(190)
Accounts payable	Dollar	200	0
Accounts payable	Bolivar	38	516
Accounts payable	Mexican pesos	(161)	(555)
Accounts payable	Argentine pesos	(97)	(120)
Accounts payable	Real	(262)	0
Accounts payable	Others money	26	429
Notes payable	Bolivar	(10)	0
Sundry debtors	Chilean pesos	1	0
Sundry debtors	Others money	111	0
Sundry debtors	Bolivar	140	31
Notes and accounts payable to related companies	Chilean pesos	53	1
Notes and accounts payable to related companies	Bolivar	728	1,157
Notes and accounts payable to related companies	Mexican pesos	0	49
Notes and accounts payable to related companies	Others money	0	(3)
Notes and accounts payable to related companies	Dollar	3	0
Provisions	Chilean pesos	75	16
Provisions	Dollar	3	0
Provisions	Bolivar	103	36
Provisions	Real	(1)	(127)
Provisions	Mexican pesos	0	1
Withholdings	Chilean pesos	(3)	5
Withholdings	Bolivar	359	0
Withholdings	Real	0	(3)
Withholdings	Others money	0	(3)
Income taxes	Bolivar	0	144
Income taxes	Real	(2)	0
Income taxes	Others money	(115)	0
Other current liabilities	Chilean pesos	(6)	(205)
Other current liabilities	Real	(1)	(262)
Other current liabilities	Mexican pesos	0	(544)
Other current liabilities	Argentine pesos	0	(112)
Other current liabilities	Others money	0	142
Long-term financial liabilities	Bolivar	0	408
Obligations with the public	U.F.	888	8,617
Long-term provisions	Chilean pesos	0	7
Other long-term liabilities	Chilean pesos	2,543	217
Other long-term liabilities	Dollar	0	(222)
Other long-term liabilities	Real	(2,617)	(375)
Other long-term liabilities	Mexican pesos	26	0
Other long-term liabilities	Argentine pesos	(221)	(23)
Other long-term liabilities	Others money	0	44

Total (debit) / credit		6,235	9,676

(Loss) Profits from exchange difference	(147)	5,530

NOTE 23 – DEBT AND EQUITY ISSUANCE AND PLACEMENT EXPENSES

Placement of bonds
-------------------

Expenses incurred in the bond issuance of Forestal Terranova S.A. (company merged into Terranova S.A.) and its subsidiary, Masisa S.A., are being amortized linearly while the obligations remained valid and are shown below:

	2005	2004
	THUS$	THUS$

Stamp taxes	3,851	3,745
Commission expenses from auctions	415	409
Others	239	235

Total Expenses	4,505	4,389

Accumulated Amortization	(1,110)	(412)

Balance to be amortized	3,395	3,977

NOTE 24 – DERIVATIVES (HEDGES AND SWAPS)

The company and its subsidiary Masisa S.A. have entered into the following Swap Agreements:

Terranova S.A.
--------------
a) Currency Swap Agreements:

		Receivable			Payable

	Currency	Amount	Rate	Currency	Amount	Rate

Banco Scotiabank Sudamericano	U.F.	689,737	4.939%	THUS$	20,000	6.93%
Morgan Stanley Capital Services	U.F.	1,687,231	4.939%	THUS$	50,000	6.55%

b) Interest Rate Hedge Agreements

		Amount	Receivable Rate	Payable Rate

Santander Chile	THUS$	4,250	3.15%	4,50%
Santander Chile	THUS$	3,542	3.15%	4.47%
Citibank N.A.	THUS$	3,542	3.15%	4.12%
Santander Chile	THUS$	3,542	3.15%	4.23%
Citibank N.A.	THUS$	3,542	3.15%	4.35%
Citibank N.A.	THUS$	5,843	2.21%	4.45%
Citibank N.A.	THUS$	11,992	2.69%	4.77%
Santander Chile	THUS$	2,833	3.15%	4.73%
Citibank N.A.	THUS$	7,871	2.77%	4.99%

Masisa S.A.

		Receivable	Interest		Payable	Interest
	Currency	Amount	Rate	Currency	Amount	Rate

Currency swap
Banco Scotiabank Sud Americano	U.F.	701,618	4.940%	THUS$	20,000	6.20%
Morgan Stanley Capital Service Inc.	U.F.	1,403,237	4.939%	THUS$	40,000	6.36%

Interest Rate Hedge Agreement		Amount	Receivable Rate	Payable Rate

Citibank N.A. New York	THUS$	12,000	Libor 180 days		5,2%

		Receivable	Interest		Payable	Interest
Investment Contract	Currency	Amount	Rate	Currency	Amount	Interest Rate

Morgan Stanley Capital Service Inc.	THUS$	20,000	6.200%	MXN	229,000	11.75%

					Description of the contract			Protected Value	Affected Account
Type	Contract	Value	Maturity	Class	Buy/Sale	Name	Amount		Name	amount	Paid in	Not paid in
S	CCPE	0	I-2006	Interest Rate	C	Loans in US Dollars	17,000	4,250	Other long-term assets	33	(5)
S	CCPE	0	I-2006	Interest Rate	C	Loans in US Dollars	12,396	3,542	Other long-term assets	20	(4)
S	CCPE	0	I-2006	Interest Rate	C	Loans in US Dollars	12,396	3,542	Other long-term assets	18	(3)
S	CCPE	0	I-2006	Interest Rate	C	Loans in US Dollars	12,396	3,542	Other long-term assets	26	(3)
S	CCPE	0	I-2006	Interest Rate	C	Loans in US Dollars	12,396	3,542	Other long-term assets	24	(4)
S	CCPE	0	IV-2006	Interest Rate	C	Loans in US Dollars	8,832	5,843	Other long-term assets	97	(66)
S	CCPE	0	II-2006	Interest Rate	C	Loans in US Dollars	32,978	11,992	Other long-term assets	183	(73)
S	CCPE	0	I-2006	Interest Rate	C	Loans in US Dollars	11,331	2,832	Other long-term assets	26	(4)
S	CCPE	0	II-2006	Interest Rate	C	Loans in US Dollars	13,577	7,871	Other long-term assets	147	(45)
S	CCPE	0	II-2009	Change Money	C	U.F. Bonds	20,000	20,246	Other long-term assets	229	0
S	CCPE	0	II-2009	Change Money	C	U.F. Bonds	50,000	49,525	Other long-term assets	34	0
S	CCPE	0	IV-2010	Change Money	C	U.F. Bonds	20,000	21,757	Other long-term assets	771	(196)
S	CCPE	0	IV-2010	Change Money	C	U.F. Bonds	40,000	43,513	Other long-term assets	2,311	(392)
S	CI	0	IV-2010	Change Money	C	Future Flows	20,000	20,499	Other long-term assets	844	0	(844)
S	CCPE	0	IV-2006	Interest Rate	C	Loans in US Dollars	12,000	12,000	Due to banks and financial institutions	138	(155)

NOTE 25 – CONTINGENCIES AND COVENANTS - GUARANTEES

a) Purchase of Shares and Shareholders’ Agreement

- As a result of the incorporation of indirect subsidiary – Oxinova C.A. in Venezuela, subsidiary Inversiones Internacionales Terranova S.A. signed a Shareholders’ Agreement with Oxiquim S.A. This agreement mainly refers to a restriction on the sale of shares, not pledging or encumbering any asset owned by the company and keeping the control of Fibranova C.A. whether directly or through Terranova S.A.

- On May 23, 2002, Chilean subsidiary Inversiones Internacionales Terranova S.A., signed a Shareholders’ Agreement with Corporacion Venezolana de Guayana (CVG), an autonomous Government organization, to define the principles, rights and obligations of the parties in a Venezuelan corporation that will be established for the construction, management and operation of a river port on the north side of the Orinoco River, in Macapaima, Venezuela.

At the closing of these financial statements, and due to various considerations, the above company has not been established yet.

b) Restrictions to the management or limit of financial indicators

The loan agreements entered into by Inversiones Internacionales Terranova S.A. with German banks KfW and WestLB, imply for Terranova S.A., as guarantor, the fulfillment of certain obligations which are mainly related to not significantly modifying its activities, providing financial information on a regular basis, keeping updated its obligations with third parties, obtaining prior consent from the above banks to dispose, transfer or sell a significant part of its assets or establish guarantees on them. Additionally, the above mentioned loan agreement with KfW establishes that the Company, based on its consolidated financial statements, must comply with certain financial indicators:

Maximum indebtedness ratio: 0.85
Maximum financial debt to cash generation ratio: 5.5
Minimum cash generation to financial expenses ratio: 2.0
Tangible net worth, minimum: THUS$500,000

All the above obligations were fulfilled at the time these financial statements were issued.

- The Syndicated Loan Agreement

The Syndicated Loan Agreement entered into on February 2, 2001 by foreign subsidiaries Andinos C.A., Fibranova C.A. and Terranova Brasil Ltda., with Chilean banks Banco Santander-Chile, Banco del Estado and Banco BBVA, for the total amount of THUS$ 85,000 implies for Terranova S.A. as guarantor, the fulfillment of certain obligations which are mainly related to not significantly modifying its activities, providing financial information on a regular basis, keeping updated its obligations with third parties, obtaining prior consent from the above banks to dispose, transfer or sell a significant part of its assets or establish guarantees on them. Additionally, the syndicated loan establishes that the company, based on its consolidated financial statements, must comply with certain financial indicators:

Maximum indebtedness ratio: 0.85
Maximum financial debt to cash generation ratio: 5.5 (2004); 5.0 (2005); 4.5 (2006); 4.0 (2007)
Minimum cash generation to financial expenses ratio: 2.5 (2004); 2.75 (2005); 3.0 (2006)
Tangible net worth, minimum: THUS$700,000

All these obligations are fulfilled at the time these financial statements were issued.

The Syndicated Loan Agreement entered into on April 15, 2002 by foreign subsidiary Fibranova C.A. of Venezuela, with Chilean banks Banco Santander-Chile, Banco de Credito e Inversiones, Banco Corpbanca and Banco Security for the total amount of THUS$ 65,000 implies for Terranova S.A. as guarantor, the fulfillment of certain obligations which are mainly related to not significantly modifying its activities, providing financial information on a regular basis, keeping updated its obligations with third parties, obtaining prior consent from the above banks to dispose, transfer or sell a significant part of its assets or establish guarantees on them. Additionally, the syndicated loan establishes that the company, based on its consolidated financial statements, must comply with certain financial indicators:

Maximum indebtedness ratio: 0.85
Maximum financial debt to cash generation ratio: 5.5 (2004); 5.0 (2005); 4.5 (2006); 4.0 (2007)
Minimum cash generation to financial expenses ratio: 2.5 (2004); 2.75 (2005); 3.0 (2006)
Tangible net worth, minimal: THUS$700,000

All these obligations are fulfilled at the time these financial statements were issued.

- On August 6 and 13, 2003, Terranova S.A. placed bonds for MUF 4,000 over a period of 6 years with a 2-year grace period, MUF 1,000 over a period of 21 years with 6-year grace period and ThUS$ 30,000 over a period of 5 years “bullet” type. The placement of bonds implies the following obligations for the Company, among others:

- Continuous and uninterrupted registration of the Company in the Registry of Securities of the Superintendence of Securities and Insurance. Taking out of insurance to reasonably protect the operational assets according to the common practices for companies with the same objective and line of business as that of the Company.
- Conducting operations between related parties according to market conditions.
- Have a minimum forest volume of 60,000 hectares of radiata pine forests planted in Chile with an average age of over 8 years.
- A net equity (account 5.24.00.00 of the FECU) over ThUS$ 600,000.
- Liabilities (over 5.21.00.000 plus account 5.22.00.00 of the FECU) on net equity (account 5.23.00.00 plus account 5.24.00.00 of the FECU) ratio also known as leverage, at consolidated and individual level not higher than:

i. 0.95 times between March 31, 2004 and December 31, 2004; and
ii. 0.85 times starting from March 31, 2005 up to the expiry date of the bonds.

All these obligations are fulfilled at the time these financial statements were issued.

- The Loan Agreement entered into on February 26, 2004 by foreign subsidiaries Fibranova C.A. and Andinos C.A. of Venezuela with German bank KfW, for the total amount of ThUS$ 19,000 implies for Terranova S.A. as guarantor, the fulfillment of certain obligations which are mainly related to not significantly modifying its activities, keeping indirect control of both debtors, providing financial information on a regular basis, keeping updated its obligations with third parties, obtaining prior consent from the above bank to dispose, transfer or sell a substantial part of its assets or establish guarantees on them.

All these obligations are fulfilled at the time these financial statements were issued.

The agreement that establishes the issuance and placement of bonds by subsidiary Masisa S.A. in the local market establishes for it and/or its subsidiaries certain obligations that are common for this type of operations, among which the following are included, in the specific terms and conditions stated in the respective bond issue agreement: taking out of insurance for the main assets, according to the standards of the industry; delivery, to the Representatives of the Bond Holders, of the quarterly and annual financial statements, individual and consolidated, of the issuer and of the subsidiaries that are governed by the norms applicable to open stock companies, and copies of the risk-rating reports; update of accounting books of the parent company and its subsidiaries; transactions with subsidiaries according to market conditions; prohibition to provide financing to any entity of the business group, other than the issuer or some of its subsidiaries or related companies; preparation of quarterly financial statements as of the financial statements of December 31, 2003;

indebtedness, defined as the ratio between required liabilities and net equity measured over figures of its individual and consolidated financial statements, not higher than 0.9 times, according to the terms and conditions established in the respective bond issue agreement.

On March 18, 2004, direct subsidiary Masisa became joint and several co debtor and guarantor in the name of Dresdner Bank for a loan granted by said bank in 2001 to subsidiary Forestal Argentina S.A. This loan was used to finance new plantations, to purchase land and to restructure its financial debt. As of that date, the loan agreement was amended. Consequently, as of this date, the loan agreement establishes for Masisa S.A., as guarantor, certain common obligations for this type of operations:

All these obligations are fulfilled at the time these financial statements were issued.

- In 2001, subsidiary Forestal Tornagaleones S.A., became joint and several co debtor and guarantor on behalf of Dresdner Bank and Banco Security for the loans granted by said institutions to subsidiary Forestal Argentina S.A. These loans where used to finance new plantations, to purchase land and to restructure its financial debt. Additionally, the loan agreement with Dresdner Bank establishes for the guarantor certain common obligations for this type of operations, which are applicable in the same terms and conditions established for the Banco Security loan. Based on the above, Forestal Argentina S.A.’s loan granted by Banco Security, also requires the guarantor – Forestal Tornagaleones S.A. – to meet certain common obligations for this type of operations.

On March 18, 2004, Masisa S.A. substituted and replaced Forestal Tornagaleones as guarantor of the loan from Dresdner Bank, a loan that in turn was modified as of that same date.

Direct subsidiary, Masisa S.A., and its subsidiaries Masisa Argentina S.A. and Maderas y Sinteticos de Mexico S.A. de C.V. have guaranteed loans obtained by subsidiary Masisa Overseas Ltd. These envisage the fulfillment of certain obligations that are common for this type of operations, among which the following are included based on the specific terms and conditions indicated in the respective loan agreements: maintain the real estate necessary for the ordinary operation of the company; the prohibition to establish certain guarantees on its assets, except for those existing at the time the agreement was signed and others such as pledges on new assets acquired during the ordinary operation of the company; the fulfillment of the covenants established in the other loan agreements of the parent company and/or its subsidiaries – “cross default” -prohibition to sell, lease, transfer or encumber in any other way the company assets, except for those which the company markets in its ordinary operations and the sale of assets at market values; prohibition to conduct speculative transactions on commodities and/or future contracts, and other covenants specified herein below.

Obligations related to financial indicators must be calculated based on consolidated financial statements.

- Private Placement

In connection with loans obtained in a private placement in the United States, by the Company subsidiary, Masisa Overseas Ltd, Masisa S.A. is committed to maintain certain obligations that are normal in this kind of agreement, such as the ones summarized as follows, in the specific terms and conditions as appears in the respective loan agreement:

  Compliance with all laws
  Maintenance of insurance on properties and businesses
  Maintenance of properties in good repair, working order and condition
  Compliance with financial indexes
  Leverage Ratio not higher than 1
  The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to the sum of ThUS$236,601.
  Financial expenses index not lower than 1.5 ( result before financial expenses and taxes over financial expenses)
  Maintenance of the 100.00% of the ownership in the shareholders’ equity of Masisa Overseas Limited and 66.6% of Masisa Argentina S.A.

  Forbiddance to some transactions with related parties
  Make extensible to the owners of the bonds the new real guarantees that Masisa S.A. and/or their subsidiaries establishes in favor of third parties to guarantee new debts or the ones existing at the day of the contract, with different exceptions, including the ones that have to be make for the normal flow of the business, the ones that have to be make to guarantee the prices account balance of new acquisitions; the ones that are related to letter of Credit, between others.
- Comerica Bank

The loan entered by the Company with Comerica Bank for MTHUS$15, that as of March 2005 is ThUS$10,89 establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  The Company must maintain and insurance over their principal assets following the industry standards.
  The Company must maintain updated accounting books for the parent and its branches.
  The Company must follow the current laws and regulations.
  The Company must accomplish and pay all the obligations derived of loan agreements.
  Maintenance of the normal continuousness of the Company.
  The forbiddance to some guarantees over their assets, with the exception of the ones that existed at the time the agreement was signed and others like pledges over new assets in the normal course of business.
  To do transactions with the branch subsidiaries at market conditions.
  The forbiddance to merge the company with any other firm, end or dissolve it, and to sell or rent the full or an important amount of it assets, properties or business, except in the conditions settled in the agreement.
  To limit the indebtedness and lending grants in accordance to the conditions settled in the contract
  The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to MTHUS$345.
  The Company must maintain a hedge over financial expenses not lower than 3 .
  The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.
- Banco de Chile

The loan entered by the Company with The Banco de Chile for MTHUS$15, that as of March 31, 2005 amounts to THUS$13,06 establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.
  The Company must maintain a hedge over financial expenses not lower than 3 .
  The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to MTHUS$345.
  The forbiddance to sell, rent, transfer or other kind of alienation of the company’s participation in the property of its subsidiaries, except in the conditions settled in the agreement.
  The forbiddance to giving some guarantees over indispensable assets for the normal course of business, except in the conditions settled in the agreement.
- The Bank of Nova Scotia

The loan entered by the Company with The Bank of Nova Scotia for MTHUS$25 that as of March 31, 2005 amounts to THUS$25,21 in which Scotiabank Sud Americano acted as agent, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.
  The Company must maintain a hedge over financial expenses not lower than 3 .
  The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to THUS$345.
  The forbiddance to sell, rent, transfer or other kind of alienation of the company’s participation in the property of its subsidiaries, except in the conditions settled in the agreement.
  The forbiddance to giving some guarantees over indispensable assets for the normal course of business, except in the conditions settled in the agreement.
  The forbiddance to grant loans to its shareholders for operations out of the normal course of the business.

The credit contracts of Masisa Overseas Ltd. Before individualized, establish acceleration clauses en case of noncompliance with any of its obligations.

- Rabobank Nederland

The loan entered by Masisa Argentina S.A. with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) for MTHUS$12.5, establishes for the parent Masisa S.A. and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement: Maintenance of the normal continuousness of the Company, maintenance of Properties needed for the normal course of business, the Company must follows the current laws and regulations, send opportunely the financial information of the Company, the Company must maintain e insurance over their principal assets following the industry standards, the Company must maintain a Leverage Ratio not higher than 0,9 times, the Company must maintain a hedge over financial expenses not lower than 3; The Company must maintain Consolidated Tangible Net Worth of not less than an amount equal to MTHUS$345, the forbiddance to some guarantees over their assets except in the conditions settled in the agreement, to do transactions with related parties at market conditions, forbiddance to make loans to any entity of the entrepreneurial group which is not the issuing company or any of its subsidiaries or allied.

- Banco de Crédito e Inversiones

The loan entered by Masisa Argentina S.A. with Banco de Crédito e Inversiones for MTHUS$12.5, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement: Maintenance of the normal continuousness of the Company, send opportunely the financial information of the Company, the Company must maintain e insurance over their principal assets following the industry standards, the Company must maintain a Leverage Ratio not higher than 0,9 times, the Company must maintain a hedge over financial expenses not lower than 3, the Company must maintain Consolidated Tangible Net Worth of not less than an amount equal to MTHUS$345, the forbiddance to some guarantees over their assets except in the conditions settled in the agreement.

- Dresdner Bank Lateinamerika A.G. and Banco Security

During 2001 certain obligations are established which are common for this type of operations. According to the Banco Security loan, the terms and obligations established in the agreement with Dresdner Bank are applicable under the same terms and conditions as those for the Banco Security loan.

Consequently, as of this date, the following obligations must be met by the company: keep a ratio between EBITDA and financial expenses equal to or higher than 1.2 times and a net worth of not less than US$ 37 million.

- Rabobank Investments Chile S.A.

As of October 15, 1998, subsidiary Forestal Tornagaleones S.A. entered a loan with Rabobank Investments Chile S.A. As a result of this obligation, the company mortgaged plantations and property for the duration of the period requested for the loan. As of March 31, 2005, the book value of the mortgaged plantations amounts to THUS$ 20,964 and the value of the land amounts to THUS$ 5,642. Additionally, the loan agreement includes other common considerations for this type of agreements.

c) Wood Purchase Agreement

At year end, subsidiary Terranova de Venezuela S.A. (“TDVSA”) holds a wood purchase agreement for Caribe pine species entered into in May, 1997. The total surface area of the plantation, subject matter of this agreement, is 59,000 hectares, it is located in the State of Monagas in Venezuela, and is made up of two lots of 30,000 and 29,000 hectares, respectively. The exploitation period for the above plantations is of 30 years and non-used resources will be returned to CVG Proforca C.A.

The agreement entered into establishes the following conditions:

1. The land where the plantations are located are the property of CVG Proforca C,A. and are not part of the sale.

2. The processing, obtaining and costs related to future permits required will be on account of TDVSA.

3. CVG Proforca C.A. shall indemnify TDVSA when the latter incurs in expenses and costs related to the noncompliance of CVG Proforca C.A. as owner, holder and operator of the referred goods.

4. TDVSA shall meet the environmental protection regulations related to preventing fire, hygiene and industrial safety, exploitation of forests in exploitation and maintenance of roads and infrastructure, as well as conducting risk analysis to prevent fire and developing a fire fighting operational plan.

5. TDVSA shall take out insurance policies to cover third party expenses, where CVG Proforca C.A. will be the beneficiary.

d) Lease Contract - Uverito Sawmill

In May, 1997, subsidiary Terranova de Venezuela S.A. ("TDVSA") signed a lease agreement for a sawmill with CVG Proforca C.A., for a single payment of THUS$ 10,0000 during a period of 15 years starting from year 1997. The following conditions must be met while the contract remains in effect.

1.Maintenance and repair works required by the equipment for its proper operation will be in charge of TDVSA.

2. Improvements will be the property of TDVSA and may be removed by it, as long as this does not damage the leased goods.

3. Electric power, water, telephone and other services for conducting business operations will be on account of TDVSA.

4. Taxes to the property will be on account of CVG Proforca C.A. and those related to operations by TDVSA.

5. As from January 1998, equipment was insured against all risk and the beneficiary of the policy is CVG Proforca C.A.

e) Usufruct Agreement for 30,000 hectares

In May 1997, subsidiary Terranova de Venezuela S.A. ("TDVSA") signed an agreement with CVG Proforca C.A., through which CVG Proforca C.A. assigns the rights of use and occupancy for 30,000 hectares of land, which corresponds to one of the two lots stated in the wood purchase agreement.

The agreement is effective for a period of 30 years, however, use and occupancy rights will expire once TDVSA has fully exploited the forest resources after year 20. In contrast, TDVSA will transfer to CVG Proforca C.A. the property of those forest resources planted at its own cost which will not be less than ten years old; the surface area of the property will not be less than 7,500 hectares and will have not less than 400 Pino Caribea plants by hectare.

TDVSA made the following commitments:

- Reforest, at its own cost (except for the above consideration to CVG Proforca C.A.), the portions of the property that have been harvested by TDVSA during the first twenty years this agreement remains in effect.

- Issue a performance bond for the obligations accepted in this agreement in the name of CVG Proforca C.A. for ThUS$ 300.

f) Annual sales agreement with CVG PROFORCA C.A

In April 2000, Terranova de Venezuela S.A. (“TDVSA”) entered into an annual sales agreement with CVG Proforca C.A. for 400,000 m3 SSC of Caribea Pine marketable wood. This agreement included 236,000 m3 SSC based on the mutual annulment of the agreement entered into on 05/29/1992 between CVG Proforca C.A. and Coforven S.A., which envisaged the exploitation and extraction of the above wood volume.

Additionally, as a result of the sale of marketable wood, CVG Proforca C.A. and TDVSA agreed to establish unit prices for extra-thick wood and thin wood valid for year 2000, which will be annually indexed through a surcharge equivalent to the fluctuation of the Consumer Price Index (CPI) in the United States, during the previous year.

g) Lawsuits

During fiscal year 2004, a lawsuit was filed against Forestal Tornagaleones S.A. alleging compensation for damages. The plaintiff claims for CH$404,000,000 because of damages in lands of his property made by, in opinion of the plaintiff, Forestal Tornagaleones S.A. On September 22, 2003, an initial sentence was given limiting the scope of claimed damages but the amount of compensation was not determined. The sentence was appealed by the Company and on January 9, 2004, the Appeals Court of Valdivia reviewed the lawsuit against the Company, revoked the sentence and rejected it in its entirety with costs. On January 31, 2005, the plaintiff filed an appeal for reconsideration before the Supreme Court which was also rejected by the said court on March 7, 2005. Without there being no other proceedings pending, the company is currently collecting the costs related to the above-mentioned lawsuit.

h) Deferred customs duties

As of March 31, 2005, Terranova S.A. owes deferred customs duties for THUS$ 439 (THUS$ 1,214 in 2004). From the above duties, THUS$ 257 (THUS$ 1,032 in 2004) are not recorded as liabilities, since incentives from export activities exempting the payment of the above duties are expected to be used; a balance of THUS$ 182 (THUS$ 182 in 2004) is recorded as long-term liabilities.

The expiry schedule is as follows:

Expiry	THUS$
2005	269
2006	93
2007	72
2008	5

Total	439

i) Insurance

As of March 31, 2005, the main insurance taken out by the Parent Company and its subsidiaries is as follows:

- Insurance for plantations of local subsidiaries THUS$357,290.

- Insurance on physical assets and inventories from local subsidiaries amount to approximately THUS$ 247.811 and THUS$ 87,496 for fixed costs in case of shutdown of the plants.

- Corporate civil liability insurance, including coverage for personal accidents and third-party damages for THUS$10,000.

- With regard to its subsidiaries in Brazil, insurance for plantations amount to THUS$71,194; for physical assets and inventories to THUS$197,154 and to THUS$54,750 for fixed costs in case of shutdown of plants.

- The companies in Venezuela have taken out insurance for physical assets and inventories amounting to THUS$236,902 and THUS$22,508 for fixed costs in case of shutdown of plants.

- The subsidiaries in Mexico have taken out insurance for physical assets and inventories amounting to THUS$42,429 and THUS$9,310 for fixed costs in case of shutdown of plants.

- The companies in Argentina have taken out the following insurance: for forest plantations THUS$40,086, for physical assets and inventories THUS$172,915 and THUS$32,663 for fixed costs in case of shutdown of plants.

j) Other Contingencies

Through Resolution No.203, the Internal Revenue Service notified the company that it is not applicable for Terranova S.A. to record in Chile (and for the purpose of establishing its first-category taxable income), the income of some of its foreign agencies. According to the background information that the company has, Resolution No. 203 would have an effect on the losses recorded by the company which amount to US$ 30.4 million as a result of deferred taxes, recoverable taxes and tax losses already used.

The Company refuted Resolution No. 203 pursuant to the procedure established in articles 123 and following of the Tax Code. Based on the background information that the company has, as well as the opinion of its legal advisors and the administrative law of the “Servicio de Impuestos Internos” (Internal Revenue Service) which has a bearing on the judgment of Resolution No. 203, it seems unlikely that the final judgment of the claim process will have an unfavorable effect on deferred taxes, recoverable taxes and tax losses for US$ 30.4 million recorded by the company.

Dated may 30th 2002, was received from the Servicio de Impuestos Internos (Internal Revenue Servivr) a liquidation of THCH$406,545 due to supposed differences in the determination of the income taxes. The Company have not made provisions accounts for this concept due to that, in aggregate the advisers considers that the claim presented by the company contains the necessary elements to leave without effect that liquidation.

On April 4, 2005, The Tribunal Tributario (Tax Court) of the Santiago Oriente regional office, resolved to accept the claim filed by the company before this organization, annulling liquidations No.49 and No.50 dated 28.05.2002.

This table summarizes the contingencies and covenants and guarantees assumed by the company.

Institution	Debtor		Guaranty Type	Compromised Assets		Outstanding amount as of the end of the period		Liberation of guarantees
	Name	Relation		Type	Account value	03/31/2005	03/31/2004	03/31/2006	Assets	03/31/2007	Assets	03/31/2008	Assets
Direct Guarantees
Raboinvestments Chile S.A.	Forestal Tornagaleones S.A.	Subsidiary	Mortgage	Net Worth	13,238	13,238	14,203	3,238		4,500		5,500
Indirect Guarantees
Banco Santander London	Oxinova C.A.	Related	Guarantee	0	0	429	0	429		0		0
Banco de Chile	Oxinova C.A.	Related	Guarantee	0	0	4,900	0	0		4,900		0
Security Bank	Forestal Argentina S.A.	Subsidiary	Suretyship	Net Worth	1,404	1,404	2,342	937		467		0
Dresdner Bank Lanteiamerica	Forestal Argentina S.A.	Subsidiary	Suretyship	Net Worth	4,052	4,052	6,052	2,052		2,000		0
Comerica Bank	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	10,885	10,885	15,171	4,456		4,286		2,143
The Bank of Nova Scotia	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	25,212	25,212	25,133	7,712		7,500		10,000
Private Placement	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	37,096	37,096	46,400	10,096		9,000		9,000
Banco de Chile New	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	13,059	13,059	15,176	4,509		4,300		4,250
York Branch
Itaú BBA-ACC	Masisa do Brasil Ltda.	Subsidiary	Suretyship	Net Worth	0	0	2,052	0		0		0
ABN Amro Bank	Masisa do Brasil Ltda.	Subsidiary	Suretyship	Net Worth	0	0	2,423	0		0		0
Banco del Desarrollo	Masisa Argentina S.A.	Subsidiary	Suretyship	Net Worth	1,519	1,519	4,521	1,519		0		0
Banco de Credito e	Masisa Argentina S.A.	Subsidiary	Suretyship	Net Worth	12,678	12,678	0	178		2,778		2,778
Inversiones
Rabobank Nederland	Masisa Argentina S.A.	Subsidiary	Suretyship	Net Worth	12,660	12,660	0	1,410		2,500		2,500
Rabobank Ireland PLC	Masisa Argentina S.A.	Subsidiary	Suretyship	Net Worth	0	0	28,544	0		0		0
BankBoston	Masisa Argentina S.A.	Subsidiary	Suretyship	Net Worth	0	0	72	0		0		0
BankBoston N.A.	Masisa Argentina S.A.	Subsidiary	Suretyship	Net Worth	0	0	433	0		0		0
Fleet National Bank	Masisa Argentina S.A.	Subsidiary	Suretyship	Net Worth	0	0	503	0		0		0

NOTE 23 –LIENS OBTAINED FROM THIRD PARTIES

At the closing of these financial statements and to guarantee the payment and fulfillment of client obligations related to business operations, guarantees for THU$ 5,952 (THUS$ 10,344 in 2004) have been received, consisting of pledges, mortgages, endorsement of loan insurance policies, special commands, guarantees and joint debts.

NOTE 24 – NATIONAL AND FOREIGN CURRENCY

a) Assets

The breakdown of all foreign currency accounts is as follows:

		Amount

Account	Currency	03/31/2005	03/31/2004

Cash	Chilean pesos	2,480	413
Cash	Dollar	5,560	14,118
Cash	Bolivar	1,617	1,695
Cash	Real	7,052	1,761
Cash	Mexican pesos	3,342	2,402
Cash	Argentine pesos	252	355
Cash	Others money	956	219
Time deposit	Dollar	37,317	2,500
Time deposit	Real	0	135
Time deposit	Bolivar	250	0
Time deposit	Others money	855	0
Marketable securities	Chilean pesos	1,673	211
Marketable securities	Dollar	0	635
Accounts receivable	Chilean pesos	19,789	17,290
Accounts receivable	Dollar	35,593	37,702
Accounts receivable	Bolivar	6,974	2,981
Accounts receivable	Real	14,888	13,370
Accounts receivable	Mexican pesos	27,932	26,680
Accounts receivable	Argentine pesos	1,526	1,098
Accounts receivable	Others money	8,183	1,468
Notes receivable	Chilean pesos	2,964	3,295
Notes receivable	Dollar	2,000	45
Notes receivable	Mexican pesos	1,721	130
Notes receivable	Argentine pesos	2,085	1,304
Notes receivable	U.F.	96	3,820
Sundry debtors	Chilean pesos	3,407	5,278
Sundry debtors	Dollar	5,768	5,695
Sundry debtors	Bolivar	3,267	2,078
Sundry debtors	Real	6,752	2,507
Sundry debtors	Mexican pesos	4,779	2,601
Sundry debtors	Argentine pesos	984	792
Sundry debtors	U.F.	41	0
Sundry debtors	Others money	592	541
Notes and accounts receivable from related companies	Dollar	6,458	7,259
Inventories	Chilean pesos	4,875	4,701
Inventories	Dollar	197,234	172,354
Recoverable taxes	Chilean pesos	16,390	14,101
Recoverable taxes	Dollar	4,246	2,748
Recoverable taxes	Bolivar	14,858	14,160
Recoverable taxes	Real	3,075	1,966
Recoverable taxes	Mexican pesos	1,667	1,588
Recoverable taxes	Argentine pesos	5,595	4,802
Recoverable taxes	Others money	1,423	1,154
Prepaid expenses	Chilean pesos	4,777	2,897

Prepaid expenses	Dollar	3,311	2,795
Prepaid expenses	U.F.	1,194	418
Prepaid expenses	Real	1,121	1,556
Prepaid expenses	Mexican pesos	96	93
Prepaid expenses	Argentine pesos	421	352
Prepaid expenses	Others money	135	101
Deferred taxes	Chilean pesos	598	0
Deferred taxes	Dollar	1,696	0
Deferred taxes	Others money	17	0
Others currents assets	Chilean pesos	197	970
Others currents assets	Dollar	1,270	48,197
Others currents assets	U.F.	126	734
Others currents assets	Real	16	0
Others currents assets	Others money	0	252
Land	Dollar	595,729	599,829
Buildings and infrastructure	Dollar	162,090	159,583
Machinery and equipment	Dollar	572,541	595,475
Other fixed assets	Dollar	39,799	45,229
Negative goodwill technical reappraisal	Dollar	3,134	3,163
Investments in related companies	Dollar	3,508	2,245
Investments in other companies	Dollar	159	69
Investments in other companies	Bolivar	26	33
Goodwill	Dollar	1,843	2,627
Negative goodwill	Dollar	(44,127)	(47,536)
Long term receivables	Chilean pesos	943	1,140
Long term receivables	Dollar	4,209	542
Long term receivables	U.F.	0	6
Long term receivables	Real	99	515
Long term receivables	Argentine pesos	137	189
Long term receivables	Others money	1	0
Notes and accounts receivables from related companies	Dollar	597	2,997
Long-term deferred taxes	Dollar	0	2,852
Intangibles	Dollar	121	130
Amortization	Dollar	(18)	(16)
Others	Chilean pesos	558	429
Others	Dollar	23,271	18,654
Others	U.F.	3,966	10,264
Others	Real	518	5,557
Others	Mexican pesos	72	799
Others	Argentine pesos	115	703
Others	Others money	0	2
Total Assets

	Chilean pesos	58,651	50,695
	Dollar	1,653,851	1,672,632
	Bolivar	26,992	20,947
	Real	33,521	27,367
	Mexican pesos	39,609	34,293
	Argentine pesos	11,115	9,595
	Others money	12,162	3,737
	U.F.	5,423	15,242
	Dollar	6,458	7,259

b) Liabilities

			Until 90 days				90 days to 1 year
		03/31/2005		03/31/2004		03/31/2005		03/31/2004
Account	Currency	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate

Due to banks and financial institutions short/term	Dollar	10	3.10%	6,680	3.10%	20,381	3.10%	66,958	3.10%
Due to banks and financial institutions short/term	U.F.	0	0	3,610	0	0	0	0	0
Due to banks and financial institutions short/term	Bolivar	13,226		6,027		2,668	4.71%	470	4.71%
Due to banks and financial institutions short/term	Real	0	0	4,475	0	0	0	0	0
Due to banks and financial institutions short/term	Others money	0	0	908	0	0	4.71%	0	4.71%
Short/term portion of long/term liabilities to banks and financial institutions	Dollar	15,651	3.10%	44,096	3.10%	56,333	3.10%	60,649	3.10%
Short/term portion of long/term liabilities to banks and financial institutions	U.F.	2,524	0	0	0	0	3.10%	2,360	3.10%
Short/term portion of long/term liabilities to banks and financial institutions	Others money	0	0	0	0	0	0	64	0
Short term portion of long term Bond	Dollar	2,659	0	10,400	0	10,096	0	432	0
Short term portion of long term Bond	U.F.	1,427	0	1,327	0	14,676	0	2,043	0
Long/term liabilities due within one year	Dollar	28	0	75	0	0	0	325	0
Dividends payable	Chilean pesos	69	0	261	0	0	0	0	0
Dividends payable	Dollar	166	0	0	0	0	0	0	0
Accounts payable	Chilean pesos	14,780	0	14,183	0	0	0	0	0
Accounts payable	Dollar	17,974	0	10,866	0	0	0	489	0
Accounts payable	Bolivar	2,608	0	4,493	0	0	0	0	0
Accounts payable	Real	5,094	0	4,957	0	0	0	0	0
Accounts payable	Chilean pesos	11,851	0	6,835	0	0	0	0	0
Accounts payable	Argentine pesos	3,197	0	1,987	0	0	0	0	0
Accounts payable	Others money	3,736	0	473	0	0	0	0	0
Notes payable	Argentine pesos	503	0	0	0	0	0	0	0
Sundry creditors	Chilean pesos	77	0	1,414	0	0	0	0	0
Sundry creditors	Dollar	1,346	0	2,524	0	0	0	0	0
Sundry creditors	Bolivar	1,171	0	564	0	0	0	0	0
Sundry creditors	Mexican pesos	0	0	4	0	0	0	0	0
Sundry creditors	Others money	17	0	40	0	0	0	0	0
Notes and accounts payable to related companies	Dollar	322	3.05%	1,560	3.05%	0	0	0	0
Notes and accounts payable to related companies	Bolivar	696	0	0	0	0	0	0	0
Notes and accounts payable to related companies	Mexican pesos	1,359	0	0	0	0	0	0	0
Notes and accounts payable to related companies	Chilean pesos	720	0	0	0	0	0	0	0
Provisions	Chilean pesos	3,414	0	1,924	0	0	0	748	0
Provisions	Dollar	4,941	0	6,850	0	1,068	0	1,793	0

Provisions	Bolivar	1,445	0	1,324	0	0	0	0	0
Provisions	Real	1,219	0	1,280	0	0	0	0	0
Provisions	Mexican pesos	596	0	464	0	0	0	180	0
Provisions	Argentine pesos	704	0	589	0	0	0	0	0
Provisions	Others money	398	0	47	0	0	0	0	0
Withholdings	Chilean pesos	1,811	0	1,208	0	0	0	0	0
Withholdings	Dollar	454	0	187	0	0	0	0	0
Withholdings	Bolivar	3,137	0	449	0	0	0	0	0
Withholdings	Real	3,956	0	969	0	0	0	0	0
Withholdings	Mexican pesos	1,077	0	4,222	0	0	0	0	0
Withholdings	Argentine pesos	774	0	1,030	0	0	0	0	0
Withholdings	Others money	97	0	101	0	0	0	0	0
Income tax	Chilean pesos	1,818	0	0	0	362	0	0	0
Income tax	Real	234	0	0	0	0	0	0	0
Income tax	Bolivar	0	0	300	0	0	0	0	0
Income tax	Argentine pesos	0	0	0	0	1,742	0	0	0
Income tax	Others money	2,081	0	277	0	0	0	0	0
Income received in advance	Chilean pesos	619	0	52	0	3	0	0	0
Income received in advance	Dollar	406	0	12	0	0	0	0	0
Income received in advance	Bolivar	27	0	116	0	0	0	0	0
Income received in advance	Real	434	0	302	0	0	0	0	0
Income received in advance	Mexican pesos	154	0	659	0	0	0	0	0
Income received in advance	Others money	254	0	0	0	0	0	0	0
Deferred taxes	Dollar	0	0	0	0	0	0	2.582	0
Other current liabilities	Dollar	8	0	9	0	0	0	0	0

Total current liabilities	Dollar	43,965	0	83,259	0	87,878	0	133,228	0
	U.F.	3,951	0	4,937	0	14,676	0	4,403	0
	Bolivar	22,310	0	13,273	0	2,668	0	470	0
	Real	10,937	0	11,983	0	0	0	0	0
	Others money	6,583	0	1,846	0	0	0	64	0
	Chilean pesos	23,308	0	19,042	0	365	0	748	0
	Mexican pesos	15,037	0	12,184	0	0	0	180	0
	Argentine pesos	5,178	0	3,606	0	1,742	0	0	0

Long -Term Liabilities

Present period

The breakdown of all foreign currency accounts is as follows:

		1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Due to banks and financial institutions	Dollar	106,425	3.30%	33,082	3.30%	2,638	3.30%	0	0
Due to banks and financial institutions	U.F.	1,251	6.70%	0	0	0	0	0	0
Due to banks and financial institutions	Chilean pesos	18,479	0	11,611	0	3,330	0	0	0
Bonds	Dollar	27,000	8.06%	30,000	6.15%	0	0	0	0
Bonds	U.F.	58,706	5.00%	117,878	5.00%	9,785	5.53%	38,471	6.11%
Sundry creditors	Dollar	1,548	0	93	0	0	0	0	0
Provisions	Real	615	0	0	0	0	0	0	0
Provisions	Chilean pesos	0	0	0	0	15	0	0	0
Deferred taxes	Dollar	0	0	0	0	0	0	398	0
Other liabilities	Dollar	10,901	0	5,129	0	0	0	0	0

Total long-term liabilities

	Dollar	145,874	0	68,304	0	2,638	0	398	0
	U.F.	59,957	0	117,848	0	9,785	0	38,471	0
	Chilean pesos	18,479	0	11,611	0	3,345	0	0	0
	Real	615	0	0	0	0	0	0	0

Past period

The breakdown of all foreign currency accounts is as follows:

		1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Due to banks and financial institutions	Chilean pesos	8,805	3.10%	2,140	3.10%	380	3.10%	0	0
Due to banks and financial institutions	Dollar	97,228	3.10%	85,345	3.10%	4,589	3.10%	0	0
Due to banks and financial institutions	U.F.	3,488	6.70%	0	0	0	0	0	0
Bonds	Dollar	18,000	0	48,000	0	0	0	0	0
Bonds	U.F.	54,577	0	81,865	0	53,223	0	34,154	0
Sundry Creditors	Chilean pesos	361	0	0	0	0	0	1,343	0
Sundry creditors	Dollar	252	0	0	0	0	0	0	0
Sundry creditors	Real	8,110	0	625	0	0	0	0	0
Sundry creditors	Argentine pesos	0	0	0	0	0	0	1,679	0
Provisions	Chilean pesos	0	0	0	0	194	0	0	0
Provisions	Dollar	0	0	0	0	0	0	564

Total long-term liabilities

	Chilean pesos	9,166	0	2,140	0	574	0	1,343	0
	Dollar	115,480	0	133,345	0	4,589	0	564	0
	U.F.	58,065	0	81,865	0	53,223	0	34,154	0
	Real	8,110	0	625	0	0	0	0	0
	Argentine pesos	0	0	0	0	0	0	1,679	0

NOTE 24 – SANCTIONS

During the period covered by these financial statements, the Superintendencia de Valores y Seguros has not applied any type of sanction to the Company, nor to its Directors or the Chief Executive Officer of the Company.

NOTE 26 – SUBSEQUENT EVENTS

- April 1, 2005

In the Board Meeting of Terranova S.A. held on March 31, 2005, the following was agreed:

The payment of an obligatory minimum final dividend and an additional final dividend was agreed to submit to the approval of the next General Annual Shareholders’ Meeting of the Company. The above payments are charged to the net earnings distributed from the fiscal year ended December 31, 2004.

The total amount of the dividend proposed to be distributed amounts to US$ 20,508,161.69, equivalent to approximately 38.73% (30% of the minimum obligatory dividend and approximately 8.37% of the additional dividend) of the net profits to be distributed from fiscal year 2004, which amounted to US$ 53,453,845.63. Consequently, the total dividend by share will amount to US$0.005233773.

It was further agreed to propose at the General Shareholders’ Meeting the payment of the dividend on April 27, 2005. Consequently, if the said dividend is approved, then those shareholders who are registered in the Register of Shareholders of Terranova S.A. as of April 21, 2005, will be entitled to the above payment.

Likewise, payment of the dividend in Chilean pesos will be proposed, according to the exchange rate of the “observed dollar” published in the Official Gazzette on April 22, 2005.
The notice that informs the shareholders about the agreement made in the General Shareholders’ Meeting with regard to this dividend and payment conditions, will be timely published in the “La Segunda de Santiago” newspaper, notwithstanding the above, this will be notified as an essential fact.

- April 13, 2005

In the General Shareholders’ Meeting of Terranova S.A., held on April 13, 2005, the following matters were agreed, among others:

Final Dividend. Payment of a minimum obligatory final dividend and an additional final dividend, charged to the net earnings to be distributed from fiscal year ended December 31, 2004. The total amount of dividend to be distributed amounts to US$ 20,508,161.69, equivalent to approximately 38.73% of the net earnings to be distributed from fiscal year 2004 (30% - minimum obligatory dividend and approximately 8.37% - additional dividend.) Consequently, the total dividend per share will be of US$0.005233773.

The above dividend will be paid on April 27, 2005 and those shareholders who are registered in the Register of Shareholders of Terranova S.A. as of April 21, 2005 will be entitled to it. The dividend will be paid in Chilean pesos, according to the “observed dollar” published in the Official Gazzettet on April 22, 2005.

2) Appointment of Board of Directors: The following Terranova S.A. directors were appointed for a period of 3 years: Julio Moura, Ronald Degen, Patrick Nielson, Carlos Marín Olalla, Jorge Carey Tagle, Juan Carlos Méndez González and Enrique Seguel Morel.

- April 13, 2005

In an Extraordinary Shareholders’ Meeting of Terranova S.A., held on April 13, 2005, s, the following matters were agreed, among others:

1)
Approve the merger as a result of the integration of Masisa S.A. (“Masisa”) to the Company, subject to the joint fulfillment of the following conditions: (i) that the amount to be paid by Masisa, as a result of the right of withdrawal exercised by those shareholders who do not approve the above merger, if applicable, shall not exceed US$ 6,000,000 and (ii) that the amount that the Company will pay as a result of the right of withdrawal exercised by those shareholders who do not approve the above merger, if applicable, shall not exceed US$ 10,000,000. As a result of the merger, the Company, as surviving entity, will acquire all Masisa assets and liabilities according to the audited financial statements and other financial statements audited as of December 31, 2004, becoming its successor in all its rights and obligations.

2)
Increase the Company’s capital from US$ 583,738,988.04, divided into 3,918,427,856 shares with no par value, of a single class or series and without any privileges, to US$ 696,480.681.73 divided into 5,049,060,017 shares with no par value of a single class or series without any privileges, by the issue of 1,130,632,161 new shares with no par value of the same class or series and without any privileges, that will be fully assigned to Masisa shareholders, in the percentage that corresponds to the cash ratio approved at the Shareholders’ Meeting, in order to formally conduct Masisa’s merger by its integration to the company.

3)
Amend the Company’s by-laws in order to reflect the above capital increase, change the name of the Company to “Masisa S.A.,” extend the company’s corporate purpose to include those activities that are considered in the corporate purpose of the absorbed entity, among others, approving a restated wording of the Company’s by-laws.

4)	Approve a share cash ratio in which Masisa shareholders will receive 2.56 new Terranova shares for every Masisa share they own.

5)
Pursuant to what is set forth in Article 69 of the Law on Corporations, the approval of the above merger in the General Shareholders’ Meeting grants the dissenting shareholders the right to withdraw from the Company. The price to be paid by share corresponds to the weighted average of the stock transactions of the share in the two months previous to the day in which the Shareholders’ Meeting is held and will be timely notified to the shareholders pursuant to law.

Between March 31 and the date of issue of these financial statements, no subsequent significant event have taken place which may affect the financial situation of the company.

NOTE 27 – ENVIRONMENTAL

The company focuses its environmental policies through 2 perspectives,

1) Legal Aspects

This includes all what relates to requests of permits, authorizations and certificates connected to environmental matters as well as regularization of pending aspects.

2) Environmental management and Eco-Efficiency

Under the concept that each process may be improved through a responsible and adequate environmental management, the company is constantly evaluating and developing projects to reduce cost and wastes in its production processes to accomplish the efficient manage of the resources, and finally, the implementation of the Environmental Management System Certification under international standards.

The company has committed the following investments in its operating processes related to the environmental subject, Current Projects as of March,31, 2005.

Disbursements by country:

Disbursements by country are as follows:

Terranova Chile

Project	Budget 2005	Accumulated Invested Amount	Invested in 2005	Effects

Environment and certifications	565	1,024	175	Non-polluting company
Fifth Extraction Line Mouldings 1		150		Reduction of environmental pollution
Repair of logs field		231		Legal environmental compliance
Other investments		226		Non-polluting company
External services		53		Non-polluting company
Sawdust silos new sawmill		36		Non-polluting company
Bag houses		414	100	Reduction of environmental pollution
Antistain bath		9		Reduction of soil pollution
External Counseling Company-Community		47		Relationship with neighboring communities
Program
Industrial water treatment plant	750			Non-polluting company
Electrostatic filter for boilers	1,000			Reduction environmental pollution
Paving of internal roads	570			Non-polluting company
Improvement of antistain bath	95			Non-polluting company
FSC Project		73		Non-polluting company
	2,980	2,263	275

Terranova de Venezuela S.A.

Project	Budget 2005	Accumulated Invested Amount	Invested in 2005	Effects

Change of gas extraction system		19		Reduction of environmental pollution
Change vapor outlet of boilers				Safety and Prevention of Occupational Risks
Closing of boiler room emergency exits				Safety and Prevention of Occupational Risks
Design and construction of stores for
hazardous materials		56		Safety and Prevention of Occupational Risks
Building of ditch for chip washing wastes		12		Safety and Prevention of Occupational Risks
Expansion of waste water treatment plant				Reduction of environmental pollution
External counseling		29		Non-polluting company
Osmosis treatment system		25		Safety and Prevention of Occupational Risks
Electric installation of insufflators		35		Safety and Prevention of Occupational Risks
Roberts ventilation system		250		Drop of environmental pollution
Ventilation of Painting Workshop				Safety and Prevention of Occupational Risks
Other investments		30		Safety and Prevention of Occupational Risks
Sawdust extraction system		9		Non-polluting company
Cabin for moulding machine operators		1		Safety and Prevention of Occupational Risks
Beacons (obstruction)		12		Legal environmental compliance
Construction of firewalls		13		Safety and Prevention of Occupational Risks
Adjustment of deep wells		2		Legal environmental compliance
Water Reclaim for Boiler venting		7		Reduction of environmental pollution
Blunt Chipper FNV-0005-04		46		Safety and Prevention of Occupational Risks
Blunt Chipper System CTP-CTS				Non-polluting company
Dosing of ADI 8 Emulsion		208		Safety and Prevention of Occupational Risks
Investment in Effluent Plant		617		Non-polluting company

Store for compressed gas cylinders				Safety and Prevention of Occupational Risks
Signaling and demarcation of internal roads				Safety and Prevention of Occupational Risks
Investment for effluent plants				Non-polluting company
Adjustment of Geka Boilers and Fans		8		Non-polluting company
Manufacturing valve access boiler room				Safety and Prevention of Occupational Risks
Modification of pipes in boiler room				Safety and Prevention of Occupational Risks

Adjustment of natural gas network in boiler room				Safety and Prevention of Occupational Risks
Installation of resin pipe		29		Non-polluting company
Design and manufacturing of antispillage slabs for tanks				Non-polluting company
Purchase of locks for disconnected equipment				Safety and Prevention of Occupational Risks
Manual alarm station				Safety and Prevention of Occupational Risks

Central switchboard for fire detection and alarm				Safety and Prevention of Occupational Risks
Rescue crew in companies				Safety and Prevention of Occupational Risks
Construction of perimetric fence		34		Safety and Prevention of Occupational Risks
Improvement of irrigation yard		7		Non-polluting company
Adjustment of Intergen AN -009-04 System		20		Safety and Prevention of Occupational Risks
Fire-fighting system		32		Safety and Prevention of Occupational Risks
Repair of toilets		3		Safety and Prevention of Occupational Risks
Compliance ISO 14000		11		Non-polluting company
				Reclaim of final PTAR effluent (irrigation
Effluent	80	18	[18]	system)
				Modification of gas extraction system-MDF
MDF gas extraction system	0	75	[75]	press
				Modification of gas extraction system-PB
PB gas extraction system	60			press
Fire detection and extinguishing system	100			Installation of fire detection and extinguishing
				system in lubricant and chemical store
Use of residual water from presses	50			Use of residual water from presses
ADI 8 Emulsion Dosing	0	2	2	Safety and Prevention of Occupational Risks
Formaldehyde Extraction System	0	143	143	Safety and Prevention of Occupational Risks
Modificaction of MDF II Gas extraction
System	0	75	75	Safety and Prevention of Occupational Risks

	290	1,828	313

Terranova Brasil Ltda.

Project	Budget 2005	Accumulated Invested Amount	Invested in 2005	Effects

Confirmation of compliance with industrial installation norms		89	28	Safety and Prevention of Occupational Risks
External services		7		Non-polluting company
Floor recovery		9		Safety and Prevention of Occupational Risks
Platform for water treatment		4		Reduction of soil pollution
Installation of safety system		6		Safety and Prevention of Occupational Risks
Lighting improvements		3		Safety and Prevention of Occupational Risks
Elimination of unsafe conditions		7		Safety and Prevention of Occupational Risks
Construction for tables of moulding machines		5		Safety and Prevention of Occupational Risks
Centrifuge for afiación sector	0			Non-polluting company
Construction of storage silos for chips and	136			Non-polluting company
sawdust

Installation of fire hydrants		7		Safety and Prevention of Occupational Risks

Optimization of work environment and atmosphere - remanufacturing	150

	286	137	28

Masisa S.A. (Chile)

Project	Budget	Accumulated Invested Amount	Invested in 2005	Effects
	THUS$	THUS$

sImplementation & SCS Certification	40	34	-
Flushing water slime press fabric	26	24	-	Reduction of water pollution

	66	58	-

Project	Budget	Accumulated Invested Amount	Invested in 2005	Effects
	THUS$	THUS$

Project ISO 14001, Chiguayante Plant	52	38		Non-polluting company
Project ISO 14001, Mapal Plant	73	71		Non-polluting company
Project ISO 14001, Ranco Plant	73	73		Non-polluting company
Project ISO 14001, Puschmann Plant	26	22		Non-polluting company

	224	204	-

Masisa Argentina S.A.

Project	Budget	Accumulated Invested Amount	Invested in 2005	Effects
	THUS$	THUS$

Tertiary treatment of liquid effluents	30	30		Reuse all affluent treated in process
Implementation of ISO 14001 standards				ISO 14.001 Certification. Non-polluting
	92	91
Concordia Plant				company
Ventilation system production bays	95	95		Improves work environment
Unification of thermal oil networks	20	20		Minimizes consumption of fossil fuels
Dust Conversion Erratic boiler	140	60	60	Prevents use of natural gas
Change entry of trucks	140	128	-	Prevents pollution
Screening of filter discharge	25	23		Prevents dispersion of wood dust
Sloping Chipper	150	155	12	Use of industrial wastes

	692	602	72

Masisa do Brasil Ltda.

Project	Budget	Accumulated Invested Amount	Invested in 2005	Effects
	THUS$	THUS$

Implementation and Certification of SGA ISO				ISO 14.001 Certification. Non-polluting
	147	138
14.001				company
Expansion of sewage water treatment networks	44	43
Store improvements	4	4		Several improvements for safety and
				environmental purposes
				Several improvements for safety and health
General improvements - Ponta Grossa Plant	155	105		purposes
Improvements SGI – ISO 14001 and OSHAS
18001	235	227	5	Non-polluting company

				Change of non-renewable energy to
Replacement of natural gas for wood wastes	1,075	1,025		renewable energy

	1,660	1,542	5

Maderas y Sinteticos de Mexico S.A. de C.V.

Project	Budget	Accumulated Invested Amount	Invested in 2005	Effects
	THUS$	THUS$

Isolate thermal oil ducts in L-1 & L-2 presses	6	10		Reduces fire risks
Change of transportation chain under L-2
cyclones	15	12		Reduces air pollution
Change of feeding band L-1 sifter	10	9		Reduces air pollution
Change of covers and ducts with chip spillage	12	11		Reduces air pollution
L-1 & L-2.
Connection Dryer Line 2 – Dry Silos Line 1	767	766		Reduces consumption of diesel and emissions
Reduction of formaldehyde emissions at
presses L-1 & L-2	70	71		Reduces folmaldehyde emission inside bay
Conveyance of chips to dryer L-1	15	12		Reduces air pollution
				Reduces environmental pollution by gas
Dust burning control L-2	10	12		combustion
Implementation and Certification of SGA ISO				ISO 14.001 Certification. Non-polluting
	75	75
14.001 and of Safety System OSHA 18.000				company
Repair of roofs and installation of translucids	16	8	1	Reduces consumption of electric power
at main bay

	996	986	1

Forestal Argentina S.A.

Project	Budget	Accumulated Invested Amount	Invested in 2005	Effects
	THUS$	THUS$

Implementation of Environmental				ISO 14.001 Certification. Non-polluting
	80	101	22
Management System				company

	80	101	22

Forestal Tornagaleones S.A.

Project	Budget	Accumulated Invested Amount	Invested in 2005	Effects
	THUS$	THUS$

Implementation and Certification of SGA ISO 14.001 and of Safety System OSHAS 18.000	638	645	33	ISO 14.001 Certification. Non-polluting company

	638	645	33

RELEVANT FACTS

The following relevant facts of Terranova S.A. mentioned below correspond to the period between January and March 2005, and in the opinion of the company’s management, should be known by the shareholders.

March 24, 2005

As of today, March 24, 2005, the US Securities and Exchange Commission, regulating agency of the securities market in the United States (SEC) approved the registration of Terranova and of American Depositary Receipts (ADRs) and its shares represented by ADRs.

The above registration was made according to the merger proposal by the integration of its subsidiary – Masisa S.A. (Masisa) – into Terranova. Masisa S.A. is an open corporation registered in the Register of Securities of that Superintendence under No. 132 (the “Merger”) which has a valid ADR program.

Terranova’s ADRs will be fully assigned to the current holders of Masisa ADRs if the merger is approved, so as to cash the respective securities. Terranova ADRs are currently not subject to a public bid and can only be traded in the United States stock exchanges upon cashing the above securities.

Following all what has been stated above and pursuant to what is stated in the relevant fact dated August 26, 2004, the Board of Directors of Terranova held today, March 24, 2005 an Extraordinary Meeting and agreed to summon an Extraordinary Shareholders’ Meeting of Terranova on April 13, 2005 at noon, to be held at 200 Alcantara street, first floor, district of Las Condes, Santiago so as to make a statement about the merger. Likewise, the Board of Directors agreed to summon to an General Shareholders’ Meeting to be held on the same day and place mentioned hereinabove, at 10:00 a.m.

The delivery of the summoning letters to the Superintendence, stock exchanges and shareholders informing about the specific matters to be discussed in the above meetings will be made on March 28, 2005, date on which the first notice of summons to a General and Extraordinary Meeting will also be published in the La Segunda newspaper.

MASISA S.A.

An explanation of the relevant facts of subsidiary Masisa S.A. (since it relates to a stock corporation that trades its shares in Stock Exchanges) is contained in the Financial Statements of the above subsidiary which have been reported to the Superintendence of Securities and Insurance.

In addition to what has been stated above, it should be mentioned that during the January-March 2005 period, no other relevant facts occurred regarding the Company, which pursuant to what is set forth in Article 9 and paragraph 2 of Article 10 of Law 18,045, the Company’s management may have considered worth reporting or informing.

REASONED ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2005 AND 2004
(In thousands of US$)

1. Comparative analysis of the main trends observed:

		2005	2004	2004
		Jan-Mar	Jan-Mar	Jan-Dec
Liquidity Indicators

Current Liquidity	(Times)	2.01	1.51	2.02
Acid Ratio	(Times)	0.09	0.07	0.06

The variation observed in the liquidity indicators, when comparing both periods ended March 31, 2005 and 2004, can be mainly explained by a reduction of the short-term financial obligations, as a result of the extraordinary sale of dispensable forest assets made in late 2004.

Acid ratio increases in 2005 are mainly due to a reduction of short-term bank obligations. .

		2005	2004	2004
		Jan-Mar	Jan-Mar	Jan-Dec
Indebtedness Indicators

Indebtedness Ratio	(Times)	0.89	1.05	0.92
Short-term Debt/Total Debt	( % )	33.33%	36.42%	31.73%
Long-term Debt/ Total Debt	( % )	66.67%	63.58%	68.27%
Hedge - Financial Expenses	(Times)	3.01	2.25	3.05

The indebtedness ratio in year 2005 is lower when compared to year 2004, mainly due to a reduction of financial liabilities and an increase of net equity, resulting from earnings obtained between March 2004 and March 2005.

The increase observed in the hedge ratio of financial expenses in 2005 is mainly due to an increase in the consolidated operational results.

		2005	2004	2004
		Jan-Mar	Jan-Mar	Jan-Dec
Activity Indicators

1.Total Assets	THUS$	1,847,782	1,841,767	1,854,433
Investments in the period
- In fixed assets	THUS$	18,125	12,340	46,065
Transfers:
- Sale of property, plant and equipment	THUS$	1,093	6	77,707
2.Inventory Turnover	(times)	0.63	0.61	2.35
3.Inventory Permanence	(days)	144	146	153
4.Accounts Payable - Turnover	(times)	9.83	11.10	8.96
5.Accounts Payable - Permanence	(days)	37	32	40
6.Accounts Receivable - Turnover	(times)	3.38	3.43	3.22
7.Accounts Receivable - Permanence	(days)	106	105	112

Ratios regarding inventories show an increase as a result of an improvement in business management and in the distribution chain. Accounts payable and accounts receivable remained similar to those of the previous year.

		2005	2004	2004
		Jan-Mar	Jan-Mar	Jan-Dec
Income Indicators

Net sales	THUS$	178,126	145,792	651,000
- Internal market	THUS$	155,321	118,752	528,988
- External market	THUS$	22,805	27,040	122,012
Cost of sales	THUS$	(126,592)	(108,847)	(461,778)
- Internal market	THUS$	(110,927)	(90,033)	(382,672)
- External market	THUS$	(15,665)	(18,814)	(79,106)
Operating income	THUS$	28,377	16,942	95,117
Financial expenses	THUS$	9,556	10,445	39,294
Non-operating income	THUS$	(9,175)	(3,934)	(14,535)
R.A.I.I.D.A.I.E.	THUS$	41,649	35,993	169,854
Net Gain (loss)
after taxes	THUS$	10,099	7,239	53,453

Income indicators show a positive evolution in operational terms, mainly resulting from the higher marketed volumes and the better margins obtained.

It should be noted that costs of sales include Consumption of Own Raw Material (CORM). Consumption of Own Raw Material corresponds to the historical cost of the forest that is being harvested. According to Chilean accounting principles, this cost reduces operating results; however, it does not represent cash disbursements for the Company.

The following is the Consumption of Own Raw Material for the years indicated below:

		2005	2004	2004
		Jan-Mar	Jan-Mar	Jan-Dec
Consumption of Own Raw Material:
Chile	THUS$	1,632	1,831	8,432
Venezuela	THUS$	1,548	1,528	4,722
Brazil	THUS$	1,044	864	3,805
Masisa	THUS$	1,228	1,144	5,127
TOTAL	THUS$	5,452	5,349	22,086

		2005	2004	2004
		Jan-Mar	Jan-Mar	Jan-Dec
Profitability Indicators

1.Return on equity	( % )	1.43	1.14	7.53
2.Return on assets	( % )	0.59	0.44	3.07
3.Return of Operational Assets	( % )	1.53	0.92	5.15
4.Earnings per Share	US$	0.0028	0.0020	0.0145
5.Return on Dividends	( % )	N/A	N/A	N/A

The explanation of the positive evolution of the profitability indicators mainly relates to the better operating results obtained in the first quarter of 2005, compared to the same period in 2004.

The return on dividends indicator was not calculated since no dividends have been paid in the above years.

Total current assets and fixed assets were considered as operating assets except for deferred taxes.

2.Book Value and Commercial value of assets and liabilities

The assets and liabilities of the Company are valued according to generally accepted accounting principles as indicated in note 2) of these financial statements. The Company’s management, therefore, considers that there are no significant differences between the market or financial value and the book value of assets and liabilities.

3) Analysis of the most important market variations
Terranova S.A.

The objective of the Company is to focus its efforts on those markets with an attractive growth potential. The main solid wood products are sold in US markets, where the company, through one of its subsidiaries, has established important business alliances with wholesale distributors. This, together with the high quality standards of its products, have helped the company to better face market demands. The following table shows the distribution of consolidated sales, grouped by destination market.

	2005	2004	2004
	Jan-Mar	Jan-Mar	Jan-Dec
USA	26.4%	27.8%	28.9%
Chile	16.3%	18.5%	16.8%
Mexico	17.0%	16.9%	16.1%
Brazil	13.2%	13.7%	14.1%
Venezuela	8.4%	5.8%	6.0%
Argentina	6.6%	5.6%	6.7%
Others	11.9%	11.8%	11.5%
Total	100.0%	100.0%	100.0%

Competitors and Market Share

In the 90’s there was a significant increase of the moulding market in the United States, at an annual growth rate of approximately 8%.

Based on this scenario, the Terranova Group has managed to reach an important position as a prestigious and reliable supplier of top-quality products.

The major competitors of the Terranova Group in the US moulding market are local manufacturers followed by imported products from Chile and Brazil.

Subsidiary Masisa S.A.

The company conducts its business in various markets, mainly focused in Chile, Argentina, Brazil and Mexico. Consequently, the company’s sales as well as its financial results are exposed to the prevailing market conditions.

In recent years, Masisa S.A. has increased its market risks by expanding its productive and commercial operations in other countries. Therefore, it currently has plants in Chile, Argentina, Brazil and Mexico. The company also conducts its own business operations in Peru and Ecuador and exports to various countries in America, Asia and Europe, thus reducing its risk exposure to a particular market.

The company also faces the risk of a potential increase of its competitors or new players in the board market. Masisa S.A. considers that it has a solid position in those markets where it is directly involved, making it possible to have profitable and growing operations. The company, however, cannot ensure that conditions will not change in the future as a result of the entry of new players or the increase of competitors in those markets where it has a share. In order to face these risks, the company has focused its efforts on maintaining a leading role in terms of costs, a strong distribution channel, ongoing improvement of its product supply and brand awareness, among others.

4.- Description and analysis of the main net flow components

	2005	2004	2004
	Jan-Mar	Jan-Mar	Jan-Dec

Net cash from operating activities	33,904	6,209	49,824
- Accounts receivable	208,828	154,004	733,997
- Payment to suppliers and personnel	(177,143)	(149,225)	(650,495)
- Others	2,219	1,430	(33,678)
Net cash from financing activities	(13,616)	2,925)	(86,176)
- Loans	-	25,910	138,894
- Payment of loans	(13,616)	(28,823)	(211,874)
- Others	-	12)	(13,196)
Net cash from investment activities	(17,268)	(12,482)	60,296
- Sale of property, plant and equipment	1,093	6	77,707
- Increase of fixed assets	(18,125)	(12,340)	(46,065)
- Others	(236)	148)	28,654
Total net cash for the year	3,020	9,188)	23,944
Inflation effect	-	-	(29)
Cash and cash equivalent at
beginning of year	58,530	34,615	34,615
Cash and cash equivalent at
end of year	61,550	25,417	58,530

When comparing the cash flows of both years, operational flows are higher as a result of an increase in business activities.

A negative cash flow is observed in financing activities, mainly due to the reduction of financial liabilities.

5.- Market Risk Analysis
Interest Rate Risk

As of March 31, 2005, the Company and its subsidiaries have taken out bank loans and debts in issued bonds amounting to a consolidated balance of THUS$ 598.277 considering short and long-term and accrued interests (THUS$ 702.293 in 2004), whose financial burden is partially related to the Libor rate. In order to protect itself from significant fluctuations that may result in unwanted impact, the company has taken out interest rate hedge agreements.

The Company does not use derivative instruments with speculative purposes.

Exchange Rate Risk

The Company keeps its book records in United States dollars and its main income and costs are also traded in this currency, therefore, dollar variations would not result in significant direct impact for the company. To protect the company from significant fluctuations that could lead to unwanted impact from exchange rate fluctuations, exchange rate hedge derivative agreements related to the company’s bonds in UFs, have been taken out.

Operating income is mainly obtained from the United States, Chile, Mexico, Venezuela and Brazil.

A different situation occurs with operating expenses, since the main forest and industrial operations are carried out in Chile, Brazil and Venezuela, where costs are mainly in local currency (Chilean Pesos, Brazilian Real and Bolivar respectively).

Operating risk:

Terranova S.A.
Risks related to the supply of wood - the main raw material - are controlled since the Company owns forest plantations and harvests them. Likewise, risks of damage are covered with valid insurance policies.

Subsidiary Masisa S.A.
During the normal operations of its business, Masisa S.A. faces risks related to the supply of raw material, especially chemical resins and wood, two critical components for the manufacture of its products. In order to minimize this risk, the company keeps long-term agreements with chemical resin suppliers. Additionally, it is the main shareholder of Forestal Tornagaleones S.A., which owns plantations in Chile and Argentina. Likewise, its policy to diversify the supply of wood waste, reduces its dependence on individual suppliers.

As part of the regular course of business, the company may face risk of damage in its plants, risk of losses in its warehouses, damage to third parties, legal contingencies, and commercial risks among others. The company’s management intends to identify these risks so as to prevent any potential occurrence, minimize any potential adverse effects and/or cover, through insurance, any potential losses that may result from the above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masisa S.A.

Date: July 20, 2005	Conf:	/s/ Patricio Reyes U.

	Name:	Patricio Reyes U.
General Counsel